

Sugar Creek
FINANCIAL CORP


SEC MAIL PROCESSING
RECEIVED
OCT 16 2007
WASH, D.C. SECTION
190

NOTICE OF 2007 ANNUAL MEETING, PROXY STATEMENT AND 2007 ANNUAL REPORT ON FORM 10-KSB

SUGAR CREEK FINANCIAL CORP.

Corporate Profile

Sugar Creek Financial Corp., headquartered in Trenton, Illinois, is the holding company for Tempo Bank. A majority of the outstanding shares of Sugar Creek Financial Corp.'s common stock is owned by Sugar Creek MHC, the mutual holding company of Tempo Bank. Sugar Creek Financial Corp. is quoted on the OTC Bulletin Board under the symbol "SUGR."

Established in 1889, Tempo Bank continues to operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area of Trenton and Breese, Illinois and the surrounding communities in Clinton County, eastern St. Clair County and southeastern Madison County.

Banking Locations

Main Office
28 West Broadway Street
Trenton, Illinois 62293

Bank Branch
301 North 4th Street
Breese, Illinois 62230

Sugar Creek
FINANCIAL CORP
28 WEST BROADWAY
TRENTON, ILLINOIS 62293
(618) 224-9228

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE .... 2:00 p.m., local time, on Monday, November 19, 2007.

PLACE .... Trenton House Restaurant, 2 East Broadway, Trenton, Illinois.

ITEMS OF BUSINESS .... (1) To elect two directors to serve for a term of three years.

(2) To adopt the Sugar Creek Financial Corp. 2007 Equity Incentive Plan.

(3) To ratify the selection of Michael Trokey & Company, P.C. as our independent registered public accounting firm for fiscal year 2008.

(4) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE .... To vote, you must have been a stockholder at the close of business on October 1, 2007.

PROXY VOTING .... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS



Phyllis J. Brown
Vice President and Corporate Secretary

Trenton, Illinois
October 15, 2007

Note: Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card or voting instruction.

SUGAR CREEK FINANCIAL CORP.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Sugar Creek Financial Corp. (the "Company") to be used at the annual meeting of stockholders of the Company. The Company is the holding company for Tempo Bank (the "Bank") and the majority-owned subsidiary of Sugar Creek MHC (the "MHC"). The annual meeting will be held at the Trenton House Restaurant, 2 East Broadway, Trenton, Illinois on Monday, November 19, 2007 at 2:00 p.m., local time. This proxy statement and the enclosed proxy card are being first mailed to stockholders on or about October 15, 2007.

Voting and Proxy Procedure

Who Can Vote at the Meeting

You are entitled to vote your shares of Sugar Creek Financial Corp. common stock if the records of the Company show that you held your shares as of the close of business on October 1, 2007. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker on how to vote your shares. Your broker, bank or nominee has enclosed a voting instruction form for you to use in directing it on how to vote your shares.

As of the close of business on October 1, 2007, 906,879 shares of Sugar Creek Financial Corp. common stock were outstanding. Each share of common stock has one vote. The Company's Charter provides that, until April 3, 2012, record owners of the Company's common stock (other than Sugar Creek MHC) who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of that 10% limit.

Attending the Meeting

If you are a stockholder as of the close of business on October 1, 2007, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank, broker or other nominee are examples of proof of ownership. If you want to vote your shares of Sugar Creek Financial Corp. common stock held in street name in person at the meeting, you will need a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote By Sugar Creek MHC

Sugar Creek MHC, the mutual holding company for the Company, owned 55.0% of the outstanding shares of common stock of the Company as of October 1, 2007. All shares of common stock owned by Sugar Creek MHC will be voted in accordance with the instructions of the Board of Directors of Sugar Creek MHC, the members of which are identical to the members of the Board of Directors of the

Company. Sugar Creek MHC is expected to vote such shares "FOR" each nominee for election as a director, "FOR" adoption of the Sugar Creek Financial Corp. 2007 Equity Incentive Plan (the "2007 Plan") and "FOR" ratification of the appointment of Michael Trokey & Company, P.C. as the Company's independent registered public accounting firm.

Vote Required

The annual meeting will be held only if there is a quorum. A majority of the outstanding shares of Sugar Creek Financial Corp. common stock entitled to vote, represented in person or by proxy, constitutes a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

In voting on the election of directors, you may vote in favor of both nominees, withhold votes as to both nominees or withhold votes as to either nominee. There is no cumulative voting for the election of directors. Directors are elected by a plurality of the votes cast at the annual meeting. "Plurality" means that the nominees receiving the largest number of votes cast will be elected up to the maximum number of directors to be elected at the annual meeting. The maximum number of directors to be elected at the annual meeting is two. Votes that are withheld will have no effect on the outcome of the election.

In voting to adopt the Sugar Creek Financial Corp. 2007 Equity Incentive Plan, you may vote in favor of the proposal, against the proposal or abstain from voting. To be approved, this matter requires the affirmative vote of both a majority of the votes eligible to be cast at the annual meeting, including the shares held by Sugar Creek MHC ("Vote Standard A"), *and* a majority of the votes cast at the annual meeting, excluding the shares held by Sugar Creek MHC ("Vote Standard B"). Abstentions and broker non-votes will have the same effect as a negative vote for Vote Standard A, but will have no effect on the voting for Vote Standard B.

In voting to ratify the appointment of Michael Trokey & Company, P.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, against the proposal or abstain from voting. To be approved, this matter requires the affirmative vote of a majority of the votes represented at the annual meeting and entitled to vote. Abstentions will have the same effect as a negative vote.

Because Sugar Creek MHC owns in excess of 50% of the outstanding shares of Company common stock, the votes it casts will ensure the presence of a quorum and determine the outcome of Proposal 1 (Election of Directors) and Proposal 3 (Ratification of Independent Registered Public Accounting Firm).

Voting by Proxy

This proxy statement is being sent to you by the Board of Directors of the Company to request that you allow your shares of the Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends that you vote "FOR" each of the nominees for director, "FOR" adoption of the Sugar Creek Financial Corp. 2007 Equity Incentive Plan and "FOR" ratification of the appointment of Michael Trokey & Company, P.C. as the Company's independent registered public accounting firm.**

If any matter not described in this proxy statement is properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Sugar Creek Financial Corp. common stock may also be voted by the persons named in the proxy card on the new meeting date, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your Company common stock has been voted at the annual meeting, deliver a later-dated valid proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

If your Sugar Creek Financial Corp. common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other nominee, you must contact your broker, bank or other nominee.

If you have any questions about voting, please contact our proxy solicitor, Regan & Associates at (800) 737-3426.

Participants in Sugar Creek Financial Corp.'s ESOP and 401(k) Plan

If you participate in the Sugar Creek Financial Corp. Employee Stock Ownership Plan (the "ESOP") or if you have invested in Company common stock through the Sugar Creek Financial Corp. Stock Fund (the "Stock Fund") in the Tempo Bank Employees' Savings and Profit-Sharing Plan and Trust (the "401(k) Plan"), you will receive a vote instruction card for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of Sugar Creek Financial Corp. common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. In the event no shares have yet been allocated under the ESOP, each participant will be deemed to have been allocated one share for the purpose of providing voting instructions to the ESOP trustee. All unallocated shares of Sugar Creek Financial Corp. common stock held by the ESOP and all allocated shares for which no timely voting instructions are received, are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants investing in the Stock Fund through the 401(k) Plan may direct the Stock Fund trustee how to vote the shares credited to their accounts. The Stock Fund trustee will vote all shares for which it does not receive timely instructions from participants based on the final results of the tabulation. **The deadline for returning your voting instruction cards is November 12, 2007.**

Corporate Governance

General

The Company periodically reviews its corporate governance policies and procedures to ensure that the Company meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern the Company's operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Phyllis J. Brown, Corporate Secretary, Sugar Creek Financial Corp., 28 West Broadway, Trenton, Illinois 62293.

Meetings and Committees of the Board of Directors

The Company conducts business through meetings of its Board of Directors and its committees. Due to the formation of the Company on April 3, 2007, the Company's Board of Directors held no meetings in the fiscal year ended March 31, 2007.

Audit Committee. The Company has a separately designated standing Audit Committee consisting of directors Timothy W. Deien, Daniel S. Reilly (Chairperson) and Gary R. Schwend. The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors has determined that Mr. Reilly is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange

Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement. See *"Audit Committee Report."* The Audit Committee operates under a written charter which is available in the Investor Information portion of the Company's website (www.tempobank.com).

The Company does not maintain separately designated compensation or nominating committees. Based on the number of independent directors currently serving on the Board, the Company believes that the functions customarily attributable to these committees are sufficiently performed by our full Board of Directors.

The Board of Directors is responsible for overseeing the Company's and the Bank's employee compensation and benefit programs. Management develops recommendations for the Board of Directors regarding the appropriate range of annual salary increases of our employees. Each member of our Board of Directors participates in the consideration of executive officer and director compensation. Our Chief Executive Officer and Chief Financial Officer and President and Chief Operating Officer do not participate in Board discussions or the review of Board documents relating to the determination of their compensation.

The Board of Directors is responsible for the annual selection of its nominees for election as directors and developing and implementing policies and practices relating to corporate governance. The director nomination procedures of the Company required to be disclosed by the rules of the Securities and Exchange Commission are included in this proxy statement. See *"Nominating Procedures."*

Attendance at the Annual Meeting

The Board of Directors encourages directors to attend the annual meeting of stockholders. Since the Company was formed on April 3, 2007, this is the first annual meeting of stockholders.

Stock Ownership

The following table provides information as of October 1, 2007 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Sugar Creek MHC 28 West Broadway Trenton, Illinois 62293	498,784	55.0%

(1) Based on 906,879 shares of Company common stock outstanding and entitled to vote as of October 1, 2007.

The following table provides information as of October 1, 2007 about the shares of Sugar Creek Financial Corp. common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those executive officers of the Company listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security and each of the listed individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Timothy W. Deien	100	*
Francis J. Eversman	9,899	1.09
Timothy P. Fleming	10,000 (2)	1.10
Daniel S. Reilly	1,000	*
Gary R. Schwend	1,500	*
Robert J. Stroh, Jr.	10,527	1.16
All directors and executive officers as a group (7 persons)	35,995	3.97%

*Represents less than 1% of the Company's outstanding shares.
(1) Based on 906,879 shares of Company common stock outstanding and entitled to vote as of October 1, 2007.
(2) Consists of 10,000 shares Mr. Fleming holds indirectly by trust.

Proposal 1 — Election of Directors

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Robert J. Stroh, Jr., who is the Chief Executive Officer and Chief Financial Officer of Sugar Creek Financial Corp., Sugar Creek MHC and Tempo Bank, and Francis J. Eversman, who is the President and Chief Operating Officer of Sugar Creek Financial Corp., Sugar Creek MHC and Tempo Bank. In determining the independence of its directors, the Board of Directors considered the legal services provided to Tempo Bank in the past three years by Mr. Fleming's law firm and determined the amounts paid by Tempo Bank for such services were not material. In addition, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans that the Bank has made directly or indirectly with Director Deien. The Board of Directors' nominees for election this year to serve for a three-year term or until their respective successors have been elected and qualified are Messrs. Stroh and Eversman.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of both nominees.

Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of March 31, 2007. There are no family relationships among the directors or executive officers.

Nominees for Election of Directors

Robert J. Stroh, Jr. has been the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Tempo Bank since 1992. Previously, Mr. Stroh served as President and Treasurer since 1980. Mr. Stroh, Jr. has served as the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 59. Director since 1976.

Francis J. Eversman has been the President and Chief Operating Officer of Tempo Bank since 1993. Previously, Mr. Eversman served as Vice President and Corporate Secretary since 1980. Mr. Eversman has served as President and Chief Operating Officer of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 56. Director of Tempo Bank since 1980.

Directors Continuing in Office

The following directors have terms ending in 2008:

Timothy P. Fleming is an attorney and shareholder in the law firm Fleming & Fleming, LTD and also serves as the firm's president. Fleming & Fleming has provided general legal advice to Tempo Bank since 1996. Age 60. Director of Tempo Bank since 1996.

Daniel S. Reilly retired as a partner in the accounting firm of KPMG LLP in 1998. Age 65. Director of Tempo Bank since October 2006.

The following directors have terms ending in 2009:

Gary R. Schwend is the owner and president of Trenton Processing Center, a meat processor. Age 51. Director of Tempo Bank since 2000.

Timothy W. Deien is the dealer principal of Deien Chevrolet, an automobile dealership. Age 41. Director of Tempo Bank since December 2003.

Proposal 2 — Approval of the Sugar Creek Financial Corp. 2007 Equity Incentive Plan

On September 17, 2007, the Board of Directors adopted, subject to stockholder approval at the annual meeting, the Sugar Creek Financial Corp. 2007 Equity Incentive Plan. The 2007 Plan will become effective as of the date of approval by the stockholders.

The Board of Directors has reserved a total of 62,211 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2007 Plan. All of the Company's employees, officers, and directors are eligible to participate in the 2007 Plan. A summary of the 2007 Plan follows. This summary is qualified in its entirety by the full text of the 2007 Plan, which is attached to this proxy statement as *Appendix A*.

Summary of the 2007 Plan

Purpose. The 2007 Plan promotes the Company's success by linking the personal interests of its employees, officers and directors to the interests of the Company's stockholders, and by providing participants with an incentive for outstanding performance.

Permissible Awards. The 2007 Plan authorizes awards in any of the following forms:

- options to purchase shares of Company common stock, which may be non-statutory stock options or incentive stock options under Section 422 of the U.S. Internal Revenue Code (the "Code"); and

- restricted stock grants, which are subject to restrictions on transferability and forfeiture.

Shares Available for Awards. Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 62,211. Of the total shares available under the 2007 Plan, 44,437 may be issued in connection with the exercise of stock options and 17,774 may be issued as restricted stock. If the tangible capital of Tempo Bank is less than 10.0% on the effective date of the 2007 Plan, the total number of shares that may be issued as restricted stock may not exceed 13,331.

Limitations on Awards. The maximum number of shares of Company common stock that may be covered by options granted under the 2007 Plan to any one person during any one calendar year is 11,109.

Administration. A committee appointed by the Board of Directors (which committee shall consist of at least two disinterested directors) (the "Committee") will administer the 2007 Plan. The Committee will designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2007 Plan; and make all other decisions and determinations that may be required under the 2007 Plan.

Limitations on Transfer; Beneficiaries. Generally, participants may not assign or transfer awards, other than by will or the laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a qualified domestic relations order. The Committee may permit other transfers, however, where it concludes that a transfer will not result in accelerated taxation, will not cause any option intended to be an incentive stock option to fail to qualify as such, and that a transfer is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, applicable state or federal tax or securities laws or regulations. A participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the participant and receive any distribution with respect to any award upon the participant's death.

Acceleration Upon Certain Events. Unless an award agreement provides otherwise, if a participant's service terminates by reason of death or disability, all of the participant's outstanding options and restricted stock awards will become fully vested and exercisable and all time-based vesting restrictions on the outstanding awards will lapse. The vesting of awards will also accelerate upon a change of control of the Company, as defined in the 2007 Plan. All awards will also vest and become immediately exercisable upon a change in control.

Adjustments. In the event of a stock split, a dividend payable in shares of Company common stock, or a combination or consolidation of the Company's common stock into a lesser number of shares, the 2007 Plan provides for the automatic proportionate adjustment of the share authorization limits, and the shares then subject to each award under the 2007 Plan, without any change in the aggregate purchase price for each award. If the Company is involved in another corporate transaction or event that affects its common stock, such as an extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares, the share authorization limits under the 2007 Plan will be adjusted proportionately and the Committee will adjust the 2007 Plan and outstanding awards as necessary to preserve the benefits or potential benefits of the awards.

Termination and Amendment

The Board of Directors may, at any time and from time to time, terminate or amend the 2007 Plan. Stockholders must approve amendments to the 2007 Plan that will materially increase the number of shares of stock issuable under the 2007 Plan, expand the types of awards provided under the 2007 Plan, materially expand the class of participants eligible to participate in the 2007 Plan, materially extend the term of the 2007 Plan, or otherwise constitute a material amendment requiring stockholder approval under applicable stock market or stock exchange listing requirements, laws, policies or regulations. In addition, the Board of Directors may condition any amendment on the approval of the stockholders for any other reason. No termination or amendment of the 2007 Plan may adversely affect any award previously granted under the 2007 Plan without the written consent of the participant.

The Committee may amend or terminate outstanding awards; however, such actions may require the consent of the participant and, unless approved by the stockholders or otherwise permitted by the anti-dilution provisions of the 2007 Plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

Prohibition on Repricing

As discussed above under *"Termination and Amendment,"* outstanding stock options cannot be repriced, directly or indirectly, without the prior consent of the Company's stockholders. The exchange of an "underwater" option (*i.e.*, an option having an exercise price in excess of the current market value of the underlying stock) for another award would be considered an indirect repricing and would, therefore, require the prior consent of the Company's stockholders.

Regulatory Restrictions

Under the 2007 Plan, the Committee may not grant options and restricted stock to any one individual for shares that would exceed 25% of the shares reserved for each type of award. The Committee may not grant options and restricted stock to any non-employee individual director for shares that would exceed 5% of the shares received for each type of award. The Committee may not grant, in the aggregate, to non-employee directors options and restricted stock that would exceed 30% of the shares reserved for each type of award. All awards must vest over a period of time no more rapidly than 20% per year commencing on the first anniversary of the date of grant; however, awards may fully vest upon death or disability of an award recipient or upon a change in control. These provisions comply with the rules and regulations issued by the OTS. The Company could ask the OTS to waive any of these limitations, but does not anticipate doing so at this time.

Certain Federal Income Tax Effects

Non-statutory Stock Options. There will be no federal income tax consequences to the optionee or to the Company upon the grant of a non-statutory stock option under the 2007 Plan. When the optionee exercises a non-statutory option, however, he or she will recognize ordinary income equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding deduction, subject to any applicable limitations under Code Section 162(m). Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the optionee held the shares.

Incentive Stock Options. There typically will be no federal income tax consequences to the optionee or to the Company upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for at least two years after the date the option was granted or for one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

Restricted Stock. Unless a participant makes an election to accelerate recognition of income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock on that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the participant later forfeits the stock, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election.

Proposal 3 - Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Michael Trokey & Company, P.C. to be the Company's independent registered public accounting firm for the 2008 fiscal year, subject to ratification by stockholders. A representative of Michael Trokey & Company, P.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes represented at the annual meeting and entitled to vote, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ending March 31, 2007 and March 31, 2006 for services provided by Michael Trokey & Company, P.C.

	2007	2006
Audit Fees[1]	$22,640	$22,640
Audit-Related Fees[2]	50,000	–
Tax Fees[3]	3,000	3,000
All Other Fees	–	–

(1) Includes fees for the financial statement audit and quarterly reviews.
(2) Includes fees related to the initial public offering of Sugar Creek Financial Corp.
(3) Includes fees related to tax compliance, tax advice and tax planning.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended March 31, 2007, all services were approved, in advance, by the Audit Committee in compliance with these pocedures.

Audit Committee Report

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's Consolidated Financial Statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent registered public accounting firm the auditors' independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the registered public accounting firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's Financial Statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's Consolidated Financial Statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended March 31, 2007 for filing with the Securities and Exchange Commission. The Audit Committee has appointed, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending March 31, 2008.

Audit Committee of the Sugar Creek Financial Corp. Board of Directors

Daniel S. Reilly - Chairperson
Timothy W. Deien
Gary R. Schwend

Executive Compensation

Summary Compensation Table

The following information is furnished for the principal executive officer and the next most highly compensated executive officer of the Company whose total compensation for the 2007 fiscal year exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)(3)	Total ($)
Robert J. Stroh, Jr. *Chief Executive Officer and Chief Financial Officer*	2007	112,249	14,022	5,293	131,564
Francis J. Eversman *President and Chief Operating Officer*	2007	92,132	11,853	4,402	108,387

(1) Includes loan approval and appraisal review fees of $390 for each of Mr. Stroh and Mr. Eversman.
(2) Consists of matching contributions under Tempo Bank Employees' Savings and Profit Sharing Plan of $5,035 and $4,144 and employer paid life insurance premiums of $258 and $258 for Mr. Stroh and Mr. Eversman, respectively.
(3) Does not include the aggregate amount of perquisites or other personal benefits, which are less than $10,000.

Employment Agreements. Upon completion of the offering, Tempo Bank and Sugar Creek Financial each entered into employment agreements with Robert J. Stroh, Jr. and Francis J. Eversman (referred to below as the "executive" or "executives"). Our continued success depends to a significant degree on their skills and competence, and the employment agreements are intended to ensure that we maintain a stable management base following the reorganization. Under the agreements, which have essentially identical provisions, Sugar Creek Financial makes any payments not made by Tempo Bank under its agreements with executives, but the executives do not receive any duplicative payments.

The employment agreements each provide for three-year terms, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. The current base salaries for Mr. Stroh and Mr. Eversman are $115,000 and $95,000, respectively. The agreements also provide for the executives' participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits as described in the agreements.

Upon termination of employment for cause, as defined in the agreement, the executive will receive no further compensation or benefits under the agreement. If we terminate the executive for reasons other than cause, or if the executive resigns after the occurrence of specified circumstances that constitute constructive termination, the executive, or, upon his death, his beneficiary, will receive an amount equal to his base salary for the remaining term of the agreement. We will also continue to pay the costs of the executives' life, health and dental coverage for the remaining term of the agreement.

Under the employment agreements, if the executive is involuntarily terminated, or terminates voluntarily under certain circumstances specified in the agreement, within one year of a change in control, he will receive a severance payment equal to three times his average taxable compensation (as reported on Form W-2) for the five preceding years, or his period of employment, if less than five years. We will also continue to pay the executives' life, health and dental insurance premiums for 36 months following termination in connection with a change in control.

The agreements also provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive "excess parachute payments" under Section 280G of the Internal Revenue Code, and therefore will not be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

We agree to pay the executives for reasonable costs and attorneys' fees associated with the successful legal enforcement of our obligations under the employment agreements. The employment agreements also provide for the indemnification of the executives to the fullest extent legally permissible. Upon termination of employment other than involuntary termination in connection with a change in control, each executive will be required to adhere to a one-year non-competition provision.

Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on our Board of Directors during 2007.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Timothy W. Deien	5,435	–	5,435
Timothy P. Fleming	9,475	–	9,475
Daniel S. Reilly	2,250	–	2,250
Gary R. Schwend	5,995	–	5,995

The following tables set forth the applicable retainers and fees that are paid to non-employee directors for their service on the boards of directors of Sugar Creek Financial and Tempo Bank. Employee directors are also eligible to receive fees for appraisal reviews and loan approvals. Directors do not receive any fees for their service on the board of directors of Sugar Creek MHC.

Board of Directors of Tempo Bank:

Board Meeting Fee	$375
Additional Board Fee for Annual Organization Meeting	$375
Board Meeting Reconvene Fee	$100
Committee Fees for each Appraisal Review	$10
Committee Fees for each Loan Approval Review:	
Chairman	$10
Other Loan Committee Members	$5

Board of Directors of Sugar Creek Financial:

Annual Retainer	$1,000
Audit Committee Chairman Annual Retainer	$1,000

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Sugar Creek Financial Corp. common stock during the year ended March 31, 2007.

Transactions with Related Persons

The Sarbanes-Oxley Act generally prohibits loans by the Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Tempo Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Company does not have a comprehensive written policy for the review, approval or ratification of certain transactions with related persons. However, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Sugar Creek Financial Corp.'s capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Nominating Procedures

General

It is the policy of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Board may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Board does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Board's resources, the Board will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders

To submit a recommendation of a director candidate to the Board of Directors, a stockholder should submit the following information in writing, addressed to the Chairperson of the Board, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. The name and address of the stockholder making the recommendation, as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Board of Directors at least 30 days before the date of the annual meeting.

Process for Identifying and Evaluating Nominees

The process that the Board follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Board relies on personal contacts of the Board members, as well as their knowledge of members of the communities served by Sugar Creek Financial Corp. The Board also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Board has not used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Board determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria, which are discussed in more detail below. If such individual fulfills these criteria, the Board will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Minimum Qualifications

The Board has adopted a set of criteria that it considers when it selects individuals not currently on the Board of Directors to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate must also meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Board will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

- contributions to the range of talent, skill and expertise appropriate for the Board;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;
- independence under applicable Securities and Exchange Commission and listing definitions; and
- current equity holdings in the Company.

The Board will also consider any other factors it deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Board will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Stockholder Proposals and Nominations

The Company must receive proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting no later than June 17, 2008. If next year's annual meeting is held on a date more than 30 calendar days from November 19, 2008, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a stockholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days before the date of the meeting; provided that if less than 40 days notice or prior public disclosure of the meeting is given or made to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Phyllis J. Brown, Corporate Secretary, Sugar Creek Financial Corp., 28 West Broadway, Trenton, Illinois 62293. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities. The Company will pay Regan & Associates, a proxy solicitation firm, a fee of $4,000 to assist the Company in soliciting proxies.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

BY ORDER OF THE BOARD OF DIRECTORS



Phyllis J. Brown
Vice President and Corporate Secretary

Trenton, Illinois
October 15, 2007

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Appendix A

SUGAR CREEK FINANCIAL CORP.
2007 EQUITY INCENTIVE PLAN

ARTICLE 1
PURPOSE

The purpose of the Sugar Creek Financial Corp. 2007 Equity Incentive Plan (the "Plan") is to promote the success, and enhance the value, of Sugar Creek Financial Corp. (the "Company"), by linking the personal financial and economic interests of employees, officers and directors of the Company or any Affiliate (as defined below) to those of Company shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of the Company's operation largely depends. Accordingly, the Plan permits the grant of equity incentive awards from time to time to selected employees, officers and directors of the Company and its Affiliates.

ARTICLE 2
DEFINITIONS

When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Article 2 unless the context clearly requires a different meaning. The following words and phrases shall have the following meanings:

"Affiliate" means an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company, as determined by the Committee.

"Award" means any Option or Restricted Stock Award granted to a Participant under the Plan.

"Award Agreement" means a written document, in such form as the Committee prescribes from time to time, setting forth the terms and conditions of an Award.

"Board of Directors" means the Board of Directors of the Company.

"Change in Control" means the occurrence of any one of the following events:

(1) **Merger:** The Company merges into or consolidates with another corporation, or merges another corporation into the Company, and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation;

(2) **Acquisition of Significant Share Ownership:** A report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's voting securities, but this clause (2) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the

Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding voting securities;

(3) **Change in Board Composition:** During any period of two consecutive years, individuals who constitute the Company's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's Board of Directors; provided, however, that for purposes of this clause (3), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (⅔) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period; or

(4) **Sale of Assets:** The Company sells to a third party all or substantially all of its assets.

Notwithstanding anything in this Plan to the contrary, in no event shall the reorganization of Tempo Bank into the stock holding company form of organization constitute a "Change in Control" for purposes of this Plan; specifically by means of a full conversion of Sugar Creek MHC, or any successor corporation, to the stock form of ownership under applicable regulations.

"Change in Control Price" means the highest price per share of Shares offered in conjunction with any transaction resulting in a Change in Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash) or, in the case of a Change in Control occurring solely by reason of a change in the composition of the Board of Directors, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change in Control occurs.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the committee of the Board of Directors described in Article 4 of the Plan.

"Company" means Sugar Creek Financial Corp., or any successor corporation.

"Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee, officer or director of the Company or any Affiliate, as applicable. Continuous service shall not be considered interrupted in the case of sick leave, military leave or any other absence approved by the Company or an Affiliate, in the case of transfers between payroll locations or between the Company, an Affiliate or a successor, or performance of services in an emeritus advisory or consulting capacity; provided, however, that for purposes of an Incentive Stock Option, "Continuous Status as a Participant" means the absence of any interruption or termination of service as an employee of the Company or any Affiliate, as applicable.

"Covered Employee" means a covered employee as defined in Section 162(m)(3) of the Code.

"Disability" shall mean any illness or other physical or mental condition of a Participant that renders the Participant incapable of performing his or her customary and usual duties for the Company or an Affiliate, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Committee, is permanent and continuous in nature. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.

"Effective Date" has the meaning assigned such term in Section 3.1 of the Plan.

"Eligible Participant" means an employee, officer or director of the Company or any Affiliate.

"Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

"Fair Market Value" on any date, means (i) if the Stock is listed on an Exchange, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on a securities exchange, Fair Market Value shall mean a price determined by the Committee in good faith on the basis of objective criteria.

"Grant Date" means the date an Award is made by the Committee.

"Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

"Non-Employee Director" means a director of the Company or an Affiliate who is not a common law employee of the Company or an Affiliate.

"Nonstatutory Stock Option" means an Option that is not an Incentive Stock Option.

"Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

"Parent or Subsidiary" means a "parent" or "subsidiary" as such terms are defined in Sections 424(e) and (f) of the Code.

"Participant" means a person who, as an employee, officer or director of the Company or any Affiliate, has been granted an Award under the Plan; provided, however, that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Article 9.4 of the Plan or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

"Plan" means the Sugar Creek Financial Corp. 2007 Equity Incentive Plan, as amended from time to time.

"Restricted Stock Award" means Stock granted to a Participant under Article 8 of the Plan that is subject to certain restrictions and to risk of forfeiture.

"Shares" means shares of the Company's Stock. If there has been an adjustment or substitution pursuant to Article 10 of the Plan, the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted pursuant to Article 10 of the Plan.

"Stock" means the common stock of the Company, par value $0.01, and such other securities of the Company as may be substituted for Stock pursuant to Article 10 of the Plan.

"1933 Act" means the Securities Act of 1933, as amended from time to time.

"1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 3
EFFECTIVE TERM OF PLAN

3.1 EFFECTIVE DATE. The Plan shall be effective as of the date it is approved by the shareholders of the Company (the "Effective Date").

3.2 TERMINATION OF PLAN. The Plan shall terminate on the tenth anniversary of the Effective Date. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination.

ARTICLE 4
ADMINISTRATION

4.1 COMMITTEE. The Plan shall be administered by a Committee appointed by the Board of Directors (which Committee shall consist of at least two disinterested directors) or, at the discretion of the Board of Directors from time to time, the Plan may be administered by the Board of Directors. It is intended that at least two of the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and "outside directors" (within the meaning of Code Section 162(m) and the regulations thereunder) and that any such members of the Committee who do not so qualify shall abstain from participating in any decision to make or administer Awards that are made to Eligible Participants who, at the time of consideration for such Award, (i) are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or (ii) are reasonably anticipated to become Covered Employees during the term of the Award. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board of Directors. The Board of Directors may reserve for itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes. To the extent the Board of Directors has reserved any authority and responsibility or during any time that the Board of Directors is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board of Directors. To the extent any action of the Board of Directors under the Plan conflicts with actions taken by the Committee, the actions of the Board of Directors shall control.

4.2 ACTION AND INTERPRETATIONS BY THE COMMITTEE. For purposes of administering the Plan, the Committee may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the Plan, as the Committee may deem appropriate. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties. Each member of the Committee is entitled, in good faith, to rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company's or an Affiliate's independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

4.3 AUTHORITY OF COMMITTEE. Except as provided below, the Committee has the exclusive power, authority and discretion to:

(a) Grant Awards;

(b) Designate Participants;

(c) Determine the type or types of Awards to be granted to each Participant;

(d) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(e) Determine the terms and conditions of any Award granted under the Plan, including, but not limited to, the exercise price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(f) Accelerate the vesting, exercisability or lapse of restrictions of any outstanding Award in accordance with Articles 9 and 10 of the Plan, based in each case on such considerations as the Committee in its sole discretion determines;

(g) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(h) Decide all other matters that must be determined in connection with an Award;

(i) Establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k) Amend the Plan or any Award Agreement as provided herein.

Notwithstanding the above, the Board of Directors or the Committee may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, the Committee's authority under subsections (a) through (h) above, pursuant to a resolution that specifies the total number of Options or Restricted Stock Awards that may be granted under the delegation, provided that no officer may be delegated the power to designate himself or herself as a recipient of such Awards; and provided further that no delegation of its duties and responsibilities may be made to officers of the Company with respect to Awards to Eligible Participants who as of the Grant Date are persons subject to the short-swing profit rules of Section 16 of the 1934 Act, or who as of the Grant Date are reasonably anticipated to become Covered Employees during the term of the Award. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report to the Committee regarding the delegated duties and responsibilities.

4.4 AWARD AGREEMENTS. Each Award shall be evidenced by an Award Agreement. Each Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1 NUMBER OF SHARES. Subject to adjustment as provided in Article 10 of the Plan, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 62,211.

5.2 SHARE COUNTING. To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued Shares subject to the Award will again be available for issuance pursuant to Awards granted under the Plan.

5.3 STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 10), the maximum number of Shares that may be delivered pursuant to Options under the Plan is 44,437 and the maximum number of Shares that may be delivered pursuant to Award of Restricted Stock under the Plan is 17,774. The maximum number of Shares with respect to which Options may be granted during any one calendar year under the Plan to any one Participant shall be 11,109.

ARTICLE 6
ELIGIBILITY

Awards may be granted only to Eligible Participants; except that Incentive Stock Options may be granted only to Eligible Participants who are employees of the Company or a Parent or Subsidiary of the Company.

ARTICLE 7
STOCK OPTIONS

7.1 GENERAL. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) **Exercise Price.** The exercise price of an Option shall not be less than the Fair Market Value as of the Grant Date.

(b) **Time and Conditions of Exercise.** The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(d) of the Plan. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested. The Committee may waive any exercise or vesting provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable or vested at an earlier date.

(c) **Payment.** The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, Shares, or other property (including "cashless exercise" arrangements), and the methods by which Shares shall be delivered or deemed to be delivered to Participants.

(d) **Exercise Term.** In no event may any Option be exercisable for more than ten (10) years from the Grant Date.

7.2 **INCENTIVE STOCK OPTIONS.** The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) **Lapse of Option.** Subject to any earlier termination provision contained in the Award Agreement, an Incentive Stock Option shall lapse upon the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in subsections (3), (4) or (5) below, provide in writing that the Option will extend until a later date, but if an Option is so extended and is exercised after the dates specified in subsections (3) and (4) below, it will automatically become a Nonstatutory Stock Option:

(1) The expiration date set forth in the Award Agreement.

(2) The tenth anniversary of the Grant Date.

(3) Three (3) months after termination of the Participant's Continuous Status as a Participant for any reason other than the Participant's Disability or death.

(4) One (1) year after the Participant's Continuous Status as a Participant by reason of the Participant's Disability.

(5) One (1) year after the termination of the Participant's death if the Participant dies while employed, or during the three-month period described in paragraph (3) or during the one-year period described in paragraph (4), but before the Option otherwise lapses.

Unless the exercisability of the Incentive Stock Option is accelerated as provided in Articles 9 or 10 of the Plan, if a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the Shares that were otherwise vested on the Participant's termination of employment. Upon the Participant's death, any exercisable Incentive Stock Options may be exercised by the Participant's beneficiary, determined in accordance with Section 9.4 of the Plan.

(b) **Individual Dollar Limitation.** The aggregate Fair Market Value (determined as of the Grant Date) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 (or any higher value as may be permitted under Section 422 of the Code).

(c) **Ten Percent Owners.** No Incentive Stock Option shall be granted to any individual who, at the Grant Date, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary unless the exercise price per share of such Option is at least one hundred and ten percent (110%) of the Fair Market Value per Share at the Grant Date and the Option expires no later than five (5) years after the Grant Date.

(d) **Expiration of Authority to Grant Incentive Stock Options.** No Incentive Stock Option may be granted pursuant to the Plan after the day immediately prior to the tenth anniversary of the date the Plan was approved by shareholders, or the termination of the Plan, if earlier.

(e) **Right to Exercise.** During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant's Disability, by the Participant's guardian or legal representative.

(f) **Eligible Grantees.** The Committee may not grant an Incentive Stock Option to a person who is not at the Grant Date an employee of the Company or of an Affiliate.

ARTICLE 8
RESTRICTED STOCK

8.1 GRANT OF RESTRICTED STOCK. The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee.

8.2 ISSUANCE AND RESTRICTIONS. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Except as otherwise provided in an Award Agreement, the Participant shall have all of the rights of a shareholder with respect to the Restricted Stock.

8.3 FORFEITURE. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of Continuous Status as a Participant during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from death or disability or in connection with a Change in Control, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

8.4 DELIVERY OF RESTRICTED STOCK. Unless otherwise held in a trust and registered in the name of the trustee, reasonably promptly after the Grant Date with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of the Participant to whom the Restricted Stock was granted, evidencing such shares. Each such stock certificate shall bear the following legend:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Sugar Creek Financial Corp. 2007 Equity Incentive Plan and in the Award Agreement entered into between the registered owner of such shares and Sugar Creek Financial Corp. or its Affiliates. A copy of the Plan and the Award Agreement is on file in the office of the Corporate Secretary of Sugar Creek Financial Corp."

Such legend shall not be removed until the Participant vests in such shares pursuant to the terms of the Plan and the Award Agreement. Each certificate issued pursuant to this Section 8.4, in connection with a Restricted Stock Award, shall be held by the Company or its Affiliates, unless the Committee determines otherwise.

8.5 VOTING RIGHTS. Unless otherwise determined by the Committee at the time of grant, a Participant holding Restricted Stock shall be entitled to exercise full voting rights with respect to those Shares during the restriction period.

8.6 DIVIDENDS AND OTHER DISTRIBUTIONS. During the restriction period, a Participant holding Restricted Stock may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares. Such dividends shall be paid to the Participant at times determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends that the Committee deems appropriate.

ARTICLE 9
GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1 STAND-ALONE AND TANDEM AWARDS. Awards granted under the Plan may, in the sole discretion of the Committee, be granted either alone or in addition to or, in tandem with, any other Award granted under the Plan.

9.2 TERM OF AWARD. The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option exceed a period of ten (10) years from its Grant Date (or, if Section 7.2(c) applies, five (5) years from its Grant Date).

9.3 LIMITS ON TRANSFER. No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if that Code section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be an option described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, state or federal tax or securities laws applicable to transferable Awards.

9.4 BENEFICIARIES. Notwithstanding Section 9.3 of the Plan, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.5 STOCK CERTIFICATES. All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

9.6 ACCELERATION UPON DEATH OR DISABILITY. Except as otherwise provided in the Award Agreement, upon the Participant's death or Disability during his or her Continuous Status as a Participant, all of such Participant's outstanding Options and other Awards in the nature of rights that may be exercised shall become fully exercisable and all time-based vesting restrictions on the Participant's outstanding Awards shall lapse. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(b) of the Plan, the excess Options shall be deemed to be Nonstatutory Stock Options.

9.7 TERMINATION OF EMPLOYMENT. Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion and in accordance with the terms of the Plan, and any determination by the Committee shall be final and conclusive. A Participant's Continuous Status as a Participant shall not be deemed to terminate in a circumstance in which a Participant transfers from the Company to an Affiliate, transfers from an Affiliate to the Company, or transfers from one Affiliate to another Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Company, a Parent or Subsidiary for purposes of Sections 424(e) and 424(f) of the Code, the Options held by such Participant shall be deemed to be Nonstatutory Stock Options.

ARTICLE 10
CHANGE IN CAPITAL STRUCTURE; CHANGE IN CONTROL

10.1 CHANGES IN CAPITAL STRUCTURE. In the event of a corporate event or transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the authorization limits under Article 5 shall be adjusted proportionately, and the Committee shall adjust the Plan and Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event of a subdivision of the outstanding stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding stock unto a lesser number of Shares, the authorization limits under Article 5 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically be adjusted proportionately without any change in the aggregate purchase price therefor.

10.2 ACCELERATED VESTING AND PAYMENT. Subject to the provisions of Section 10.3 of the Plan or as otherwise provided in the Award Agreement, in the event of a Change in Control, unless otherwise specifically prohibited under law or by the rules and regulations of an Exchange:

(a) Any and all Options granted hereunder shall become immediately exercisable; additionally, if a Participant's employment or service is involuntarily terminated or constructively terminated for any reason except cause within twelve (12) months of such Change in Control, the Participant shall have until the expiration of the term of the Option to exercise such Options;

(b) Any time-based and other restrictions imposed on Restricted Stock shall lapse; and

(c) The Committee shall have the ability to unilaterally determine that all outstanding Awards are cancelled upon a Change in Control, and the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreement, be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control.

10.3 ALTERNATIVE AWARDS. Notwithstanding Section 10.2 of the Plan, no cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted Award hereinafter called an "Alternative Award") by any successor as described in Section 12.16 of the Plan; provided, however, that any such Alternative Award must:

(a) Be based on stock which is traded on an established U.S. securities market, or that the Committee reasonably believes will be so traded within sixty (60) days after the Change in Control;

(b) Provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award;

(c) Have substantially equivalent economic value to such Award (determined at the time of the Change in Control); and

(d) Have terms and conditions which provide that, in the event the Participant's employment is involuntarily terminated or constructively terminated, any conditions on a Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

ARTICLE 11
AMENDMENT, MODIFICATION AND TERMINATION

11.1 AMENDMENT, MODIFICATION AND TERMINATION. The Board of Directors or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without shareholder approval; provided, however, that if an amendment to the Plan would, in the reasonable opinion of the Board of Directors or the Committee, either (i) materially increase the number of Shares available under the Plan, (ii) expand the types of awards under the Plan, (iii) materially expand the class of participants eligible to participate in the Plan, (iv) materially extend the term of the Plan, or (v) otherwise constitute a material change requiring shareholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of an Exchange, then such amendment shall be subject to shareholder approval; and provided, further, that the Board of Directors or Committee may condition any other amendment or modification on the approval of shareholders of the Company for any reason, including by reason of such approval being necessary or deemed advisable to (i) permit Awards made hereunder to be exempt from liability under Section 16(b) of the 1934 Act, (ii) comply with the listing or other requirements of an exchange, or (iii) satisfy any other tax, securities or other applicable laws, policies or regulations.

11.2 AWARDS PREVIOUSLY GRANTED. At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however:

(a) Subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, or otherwise settled on the date of such amendment or termination (with the per-share value of an Option for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment or termination over the exercise price of such Award);

(b) The original term of an Option may not be extended without the prior approval of the shareholders of the Company;

(c) Except as otherwise provided in Article 10 of the Plan, the exercise price of an Option may not be reduced, directly or indirectly, without the prior approval of the shareholders of the Company; and

(d) No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant affected thereby. An outstanding Award shall not be deemed to be "adversely affected" by a Plan amendment if such amendment would not reduce or diminish the value of such Award determined as if the Award had been exercised, vested, or otherwise settled on the date of such amendment (with the per-share value of an Option for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment over the exercise or base price of such Award).

ARTICLE 12
GENERAL PROVISIONS

12.1 NO RIGHTS TO AWARDS; NON-UNIFORM DETERMINATIONS. No Participant or any Eligible Participant shall have any claim to be granted any Award under the Plan. Neither the Company, its Affiliates nor the Committee is obligated to treat Participants or Eligible Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Eligible Participants who receive, or are eligible to receive, Awards (whether or not such Eligible Participants are similarly situated).

12.2 NO SHAREHOLDER RIGHTS. Except as otherwise provided in this Plan or in an Award Agreement, no Award gives a Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

12.3 WITHHOLDING. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. If Shares are surrendered to the Company to satisfy withholding obligations in excess of the minimum withholding obligation, such Shares must have been held by the Participant as fully vested shares for such period of time, if any, as necessary to avoid variable accounting for the Option. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by withholding from the Award Shares having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes.

12.4 NO RIGHT TO CONTINUED SERVICE. Nothing in the Plan, in any Award Agreement or in any other document or statement made with respect to the Plan, shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment or status as an officer, director or consultant at any time, nor confer upon any Participant any right to continue as an employee, officer, director or consultant of the Company or any Affiliate, whether for the duration of a Participant's Award or otherwise.

12.5 UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

12.6 RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Affiliate unless provided otherwise in such other plan.

12.7 EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Affiliates.

12.8 TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12.9 GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.10 FRACTIONAL SHARES. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

12.11 GOVERNMENT AND OTHER REGULATIONS.

(a) Notwithstanding any other provision of the Plan, no Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of the rules and regulations of the Securities and Exchange Commission under the 1933 Act), sell such Shares, unless such offer and sale is made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b) Notwithstanding any other provision of the Plan, if at any time the Committee shall determine that the registration, listing or qualification of the Shares covered by an Award upon any Exchange or under any federal, state or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered or received pursuant to such Award unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement.

(c) Notwithstanding any other provision contained in the Plan, this Plan will comply with the requirements of 12 C.F.R. Section 575.8 and 12 C.F.R. Section 563b.500, including:

(i) No Options or Restricted Stock Awards granted to any Eligible Participant who is a common law employee may exceed twenty-five percent (25%) of the total amount of Options or Restricted Stock Awards, as applicable, available under the Plan;

(ii) No Options or Restricted Stock Awards granted to any individual Non-Employee Director may exceed five percent (5%) of the total amount of Options or Restricted Stock Awards, as applicable, available under the Plan;

(iii) The aggregate amount of Options or Restricted Stock Awards granted to all Non-Employee Directors may not exceed thirty percent (30%) of the total amount of Options or Restricted Stock Awards, as applicable, under the Plan;

(iv) No single grant of Options or Restricted Stock Awards under the Plan may become exercisable or vest at a rate more quickly than twenty percent (20%) per year commencing one (1) year from the Grant Date; and

(v) If the tangible capital of Tempo Bank is less than ten percent (10%) on the Effective Date, the total number of shares the Company may issue as Restricted Stock may not exceed 13,331 shares.

12.12 GOVERNING LAW. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of Illinois.

12.13 ADDITIONAL PROVISIONS. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided, however, that such other terms and conditions are not inconsistent with the provisions of the Plan.

12.14 INDEMNIFICATION. To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which such member may be a party or in which he or she may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit, or proceeding against him or her provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Charter or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify or hold them harmless.

12.15 NO LIMITATIONS ON RIGHTS OF COMPANY. Subject to Section 12.16 of the Plan, the grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume Awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer Shares to an Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer such Shares to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

12.16 SUCCESSORS. Any obligations of the Company or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company or Affiliate, as applicable.

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United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-KSB

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 0-52532

SUGAR CREEK FINANCIAL CORP.

(Name of small business issuer in its charter)

United States	**74-3210459**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
28 West Broadway, Trenton, Illinois	**62293**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (618) 224-9228
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.01 per share
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

____

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-KSB or any amendment to this Form 10-KSB. X

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

The issuer's revenues for its most recent fiscal year were $4.7 million.

The aggregate market value of the voting and non-voting common equity held by non-affiliates at May 1, 2007 was $3.9 million, based upon the closing price of $10.60 as quoted on the OTC Bulletin Board for May 1, 2007. Solely for purposes of this calculation, the shares held by Sugar Creek MHC and the directors and executive officers of the issuer are deemed to be held by affiliates.

As of May 1, 2007, the issuer had 906,879 shares of common stock outstanding.

Transitional Small Business Disclosure Format (check one): Yes ___ No X

INDEX

This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Sugar Creek Financial Corp. (the "Company"), Sugar Creek MHC and Tempo Bank (the "Bank"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Sugar Creek Financial Corp. and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Sugar Creek Financial was organized as a federal corporation at the direction of Tempo Bank in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed on April 3, 2007. In the reorganization, Sugar Creek Financial sold 408,095 shares of its common stock to the public and issued 498,784 shares of its common stock to Sugar Creek MHC, the mutual holding company of the Bank. Total shares issued and outstanding on April 3, 2007 were 906,879. In addition, a contribution of $50,000 was made to capitalize Sugar Creek MHC. Costs incurred in connection with the common stock offering (approximately $611,000) were recorded as a reduction of the proceeds from the offering. Net proceeds from the common stock offering amounted to approximately $3.11 million, after deduction of conversion costs and unearned compensation of $355,000 related to shares issued to the ESOP.

As a result of the reorganization, Tempo Bank is a wholly owned subsidiary of Sugar Creek Financial, which is a majority-owned subsidiary of Sugar Creek MHC. Sugar Creek Financial's business activities consist of the ownership of the outstanding capital stock of Tempo Bank and management of the investment of offering proceeds retained from the reorganization and offering. Initially, Sugar Creek Financial will neither own nor lease any property but will instead use the premises, equipment and other property of Tempo Bank with the payment of appropriate rental fees, under the terms of an expense allocation agreement. In the future, Sugar Creek Financial may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Tempo Bank was originally chartered in 1889 as an Illinois state-chartered mutual building and loan association named "Trenton Building and Loan Association." Tempo Bank converted to a federally chartered savings bank in 1989 and changed its name to "Tempo Bank, A Federal Savings Bank." Tempo Bank adopted its present name in October 2006.

Our website address is www.tempobank.com. Information on our website should not be considered a part of this Form 10-KSB.

Market Areas

We are headquartered in Trenton, Illinois. In addition to our main office, we operate a full-service branch office in Breese, Illinois. Trenton and Breese are in Clinton County, Illinois, approximately 35 miles east of St. Louis, Missouri. Historically, substantially all of our loans were made to borrowers who resided within approximately 18 miles of our main office which includes the communities in Clinton County, eastern St. Clair County and southeastern Madison County.

The communities served by Tempo Bank are economically diverse. The communities in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy. St. Clair County,

Illinois, is immediately due east of St. Louis, Missouri and is home to Scott Air Force Base, the number three employer in the St. Louis region. The communities that we serve in eastern St. Clair County were once dominated by agriculture. In the past several years, however, as the St. Louis metropolitan area has expanded in Illinois, the communities in eastern St. Clair County have experienced economic expansion and now consist of a diverse blend of industries, urban centers and significant corporate investment.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, U.S. Bancorp and Regions Financial Corporation. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 7.7% of the deposits in Clinton County, Illinois, which was the fourth largest market share out of 12 institutions with offices in Clinton County.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 10, 15 or 30 years and balloon mortgage loans with terms of three, five, 10 or 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually or every three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. Our current practice is to retain all mortgage loans that we originate in our loan portfolio.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We generally do not make high loan-to-value loans (defined as loans with a loan-to-value ratio of 90% or more) without private mortgage insurance. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We occasionally offer fixed-rate, balloon and adjustable-rate mortgage loans secured by commercial and multi-family real estate. Our commercial and multi-family real estate loans are generally secured by apartment, retail, restaurant and office/warehouse buildings.

While the terms of our commercial and multi-family real estate loans are set on a case by case basis, generally these loans are balloon loans with terms of three, five, 10 or 15 years. Loans are secured by first mortgages, and amounts generally do not exceed 85% of the property's appraised value.

As of March 31, 2007, our largest commercial or multi-family real estate loan was $392,000 and was secured by a retail building. This loan was performing in accordance with its original terms at March 31, 2007.

Land Loans. We also originate fixed-rate loans secured by unimproved land. Our land loans generally have terms of 15 years or less and loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. As of March 31, 2007, our largest land loan was $237,000 and was secured by undeveloped land. This loan was performing in accordance with its original terms at March 31, 2007.

Consumer Loans. Our consumer loans consist primarily of new and used automobile loans and home equity loans. We occasionally make loans secured by deposit accounts.

Our automobile loans have fixed interest rates and generally have terms up to five years for new automobiles and four years for used automobiles. We will generally offer automobile loans with a maximum loan-to-value ratio of 90% of the purchase price of the vehicle.

We offer home equity loans with a maximum combined loan to value ratio of 89% or less. Home equity loans have fixed interest rates and terms that typically range from one to 15 years.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans and Land Loans. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. Loans secured by undeveloped land generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment. As a result, repayment of commercial and multi-family real estate and land loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. In reaching a decision on whether to make a commercial or multi-family real estate loan or a land loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are real estate agents and home builders, existing customers, walk-in traffic, advertising and referrals from customers. We generally originate loans for our portfolio and generally do not purchase or sell loans or participation interests in loans.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience and tenure. All loans over $50,000 must be approved by the loan committee of the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At March 31, 2007, our regulatory limit on loans to one borrower was $930,000. At that date, our largest lending relationship was $777,000. As a result of the offering, we expect our regulatory loans to one borrower limit will increase.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Chicago stock.

At March 31, 2007, our investment portfolio totaled $1.66 million, or 1.84% of total assets, and consisted solely of our investment in Federal Home Loan Bank of Chicago stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The board of directors is also responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of Illinois. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing NOW accounts, interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of Chicago to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness.

Personnel

As of March 31, 2007, we had 17 full-time employees and three part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Sugar Creek Financial's only direct subsidiary is Tempo Bank. Tempo Bank does not have any subsidiaries.

Risk Factors

Rising interest rates may hurt our profits and asset values.

Interest rates have recently been at historically low levels. However, between June 30, 2004, and June 30, 2006, the U.S. Federal Reserve increased its target for the federal funds rate 17 times in 25 basis point increments from 1.00% to 5.25%. The increase in the federal funds rate has had the effect of increasing short-term market interest rates. While short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin, which has reduced our profitability. If short-term interest rates continue to rise, and if rates on our deposits continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

A downturn in the local economy could hurt our profits.

Nearly all of our loans are secured by real estate or made to businesses in Clinton County, southwestern Madison County and eastern St. Clair County, Illinois. The Clinton and Madison County economies are significantly affected by agriculture and agriculture-related industries and offer limited opportunity for significant growth in loan originations or deposits. The economy of eastern St. Clair County and the surrounding communities is heavily dependent on Scott Air Force Base, the number three employer in the St. Louis region. In addition, several defense contractors are currently located in communities near Scott Air Force Base. As a result, a downturn in the local economy, particularly local agriculture or the downsizing or closing of Scott Air Force Base, could cause significant increases in nonperforming loans, which would hurt our earnings. We have no reason to believe that Scott Air Force Base might be downsized or closed. In addition, adverse employment conditions may have a negative effect on the ability of our borrowers to make timely repayments of their loans and on our ability to make new loans, which would have an adverse impact on our earnings.

As a result of our concentration on one- to four-family residential real estate lending, a downturn in real estate values could hurt our profits.

At March 31, 2007, $70.5 million, or 88.0%, of our loan portfolio consisted of one- to four-family residential real estate loans. Although these types of loans generally expose a lender to less risk of non-payment and loss than commercial and construction loans, the market for loans on one- to four-family homes is significantly dependent on real estate values. A decline in real estate values could cause some of our one- to four-family residential real estate loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could result in a decline in the origination of such loans.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Our allowance for loan losses was 0.16% of total gross loans at March 31, 2007, and material additions to our allowance could materially decrease our net income. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2006; which is the most recent date for which data is available from the FDIC, we held 7.7% of the deposits in Clinton County, Illinois. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Tempo Bank, Sugar Creek MHC and Sugar Creek Financial are subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Tempo Bank rather than for holders of Sugar Creek Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Additional expenses from new equity benefit plans will adversely affect our profitability.

Our non-interest expenses are likely to increase as a result of additional annual employee compensation expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be material. We recognize expenses for our employee stock ownership plan when shares are committed to be released to participants' accounts and recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients.

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements, which will increase our operating expenses.

As a public reporting company, the federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which will require us to upgrade our accounting systems. These reporting and compliance obligations will increase our operating expenses and could divert our management's attention from our operations.

Our return on equity is low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

Net income divided by average equity, known as "return on equity," is a ratio used by many investors to compare the performance of a financial institution with its peers. For the year ended March 31, 2007, our return on equity was 1.99%. Although we expect that our net income will increase following the offering, we expect that our return on equity will be reduced as a result of the additional capital that we raised in the offering. Over time, we intend to use the net proceeds from the offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity.

Issuance of shares for benefit programs may dilute your ownership interest.

We intend to adopt an equity incentive plan in the future. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers, employees and directors through this plan. We may fund the equity incentive plan through the purchase of common stock in the open market, subject to regulatory restrictions, by a trust established in connection with the plan, or from authorized but unissued shares of Sugar Creek Financial common stock. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 1.9%, assuming awards of common stock equal to 1.96% of the shares issued in the offering, including shares issued to Sugar Creek MHC, are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 4.7%, assuming stock option grants equal to 4.9% of the shares issued in the offering, including shares issued to Sugar Creek MHC, are granted under the plan.

Sugar Creek MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Sugar Creek MHC owns a majority of Sugar Creek Financial's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Sugar Creek Financial and Tempo Bank also manage Sugar Creek MHC. As a federally chartered mutual holding company, the board of directors of Sugar Creek MHC must ensure that the interests of depositors of Tempo Bank are represented and considered in matters put to a vote of stockholders of Sugar Creek Financial. Therefore, the votes cast by Sugar Creek MHC may not be in your personal best interests as a stockholder. For example, Sugar Creek MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Sugar Creek Financial. Sugar Creek MHC's ability to control the outcome of the election of the board of directors of Sugar Creek Financial restricts the ability of minority stockholders to effect a change of management. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Sugar Creek MHC, as such transactions require the approval of at least two-thirds of all outstanding voting stock, which can only be achieved if Sugar Creek MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies. Sugar Creek MHC is not able to control, however, the vote for second-step transactions and implementation of equity incentive plans, each of which require, under current Office of Thrift Supervision regulations and policies, approval by the stockholders other than Sugar Creek MHC.

Office of Thrift Supervision policy on remutualization transactions could prevent acquisition of Sugar Creek Financial, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in what is commonly called a "remutualization" transaction. In the past, remutualization transactions resulted in minority stockholders receiving a significant premium for their shares. However, in 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or further restrict these transactions in the future, our per share stock price may be adversely affected.

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the stock offering, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Sugar Creek Financial's charter provides that, until April 4, 2012, no person, other than Sugar Creek Financial MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Sugar Creek

Financial. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

Regulation and Supervision

General

As a federal mutual holding company, Sugar Creek MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. Sugar Creek Financial, as a federally chartered corporation, is also subject to reporting to and regulation by the OTS. Tempo Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. Tempo Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Tempo Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Sugar Creek MHC, Sugar Creek Financial, Tempo Bank and their operations. Certain regulatory requirements applicable to Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Sugar Creek MHC, Sugar Creek Financial and Tempo Bank and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

General. Sugar Creek MHC and Sugar Creek Financial are federal savings and loan holding companies within the meaning of federal law. As such, Sugar Creek MHC and Sugar Creek Financial are registered with the OTS and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Sugar Creek MHC and Sugar Creek Financial and their non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Tempo Bank.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and OTS regulations, a mutual holding company, such as Sugar Creek MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the OTS.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the OTS from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test set forth in federal law, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution's failure to so qualify.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Tempo Bank must notify the OTS 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization, where Sugar Creek Financial is the stock holding company subsidiary of Sugar Creek MHC. Under these rules, Sugar Creek Financial holds all the shares of Tempo Bank and issued the majority of its own shares to Sugar Creek MHC. In addition, Sugar Creek Financial is permitted to engage in activities that are permitted for Sugar Creek MHC subject to the same terms and conditions. Finally, OTS regulations maintain that Sugar Creek Financial must be federally chartered for supervisory reasons.

Waivers of Dividends. OTS regulations require mutual holding companies to notify the OTS if they propose to waive receipt of dividends from their stock holding company subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that their waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. We anticipate that Sugar Creek MHC will waive dividends that Sugar Creek Financial may pay, if any.

Conversion of Sugar Creek MHC to Stock Form. OTS regulations permit Sugar Creek MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no present intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Sugar Creek Financial, Sugar Creek MHC's corporate existence would end and certain depositors of Tempo Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Sugar Creek MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Sugar Creek MHC own the same percentage of common stock in the new holding company as they owned in Sugar Creek Financial immediately before conversion. The total number of shares held by stockholders other than Sugar Creek MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of the Company. Under the Federal Change in Control Act , a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings banks are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings institutions, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At March 31, 2007, Tempo Bank met each of its capital requirements.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. Tempo Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Tempo Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of Tempo Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions a, savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of March 31, 2007, Tempo Bank met the qualified thrift lender test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Tempo Bank, it is a subsidiary of a holding company. In the event Tempo Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Tempo Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Persons. Tempo Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with an institution, including Sugar Creek MHC, Sugar Creek Financial and their non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by Tempo Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Tempo Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Tempo Bank may make to insiders based, in part, on Tempo Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's (including consolidated subsidiaries) total assets, condition and complexity of portfolio.

Federal Home Loan Bank System

Tempo Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. Tempo Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. Tempo Bank was in compliance with this requirement at March 31, 2007.

The FHLBs are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB advances increased, Tempo Bank's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Tempo Bank complies with the foregoing requirements.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2003. For its 2007 fiscal year, Tempo Bank's maximum federal income tax rate was 34%.

Sugar Creek Financial and Tempo Bank have entered into a tax allocation agreement. Because Sugar Creek Financial owns 100% of the issued and outstanding capital stock of Tempo Bank, Sugar Creek Financial and Tempo Bank are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Sugar Creek Financial is the common parent corporation. As a result of this affiliation, Tempo Bank will be included in the filing of a consolidated federal income tax return with Sugar Creek Financial and the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. Prior to 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Tempo Bank uses the experience method bad debt deduction. Approximately $888,000 of our accumulated bad debt reserves would not be recaptured into taxable income unless Tempo Bank makes a "non-dividend distribution" to Sugar Creek Financial as described below.

Distributions. If Tempo Bank makes "non-dividend distributions" to Sugar Creek Financial, the distributions will be considered to have been made from Tempo Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of March 31, 1988, to the extent of the "non-dividend distributions," and then from Tempo Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Tempo Bank's taxable income. Non-dividend distributions include distributions in excess of Tempo Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Tempo Bank's current or accumulated earnings and profits will not be so included in Tempo Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Tempo Bank makes a non-dividend distribution to Sugar Creek Financial, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Tempo Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Illinois Taxation. Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are subject to Illinois income tax at the rate of 7.3% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, "taxable income" generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

ITEM 2. DESCRIPTION OF PROPERTY

We conduct our business through our main office in Trenton, Illinois and our branch office in Breese, Illinois, both of which we own. The net book value of our land, buildings, furniture, fixtures and equipment was $867,000 as of March 31, 2007.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Sugar Creek Financial is quoted on the OTC Bulletin Board under the symbol "SUGR." The Company completed its initial public offering on April 3, 2007 and commenced trading on April 4, 2007. Because the Company's stock did not begin trading until after the end of the fiscal year, there is no information for high and low sale prices for the year ended March 31, 2007. The closing price of our common stock on April 4, 2007 and May 1, 2007 was $10.00 and $10.60 respectively. As of May 1, 2007 there were approximately 186 holders of record of the Company's common stock..

The effective date of the Registration Statement on Form SB-2 (File No. 333-139332) was February 12, 2007. The offering was consummated on April 3, 2007 with the sale of 408,095 securities registered pursuant to the Registration Statement. Keefe Bruyette & Woods, Inc. acted as marketing agent for the offering. The class of securities registered was common stock, par value $0.01 per share. The aggregate amount of such securities registered and sold was 408,095 shares for aggregate offering proceeds of $4.1 million. In addition, Sugar Creek Financial issued 498,784 shares to Sugar Creek MHC. The expenses incurred in connection with the stock offering were $611,000. The net proceeds resulting from the offering, after deducting conversion expenses and unearned compensation related to the ESOP of $355,000, were $3.11 million. The net proceeds have been invested in loans and cash and cash equivalents.

Sugar Creek Financial is not subject to OTS regulatory restrictions on the payment of dividends. However, Sugar Creek Financial's ability to pay dividends may depend, in part, upon its receipt of dividends from Tempo Bank because Sugar Creek Financial has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. Tempo Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with its reorganization. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

As of March 31, 2007, Sugar Creek Financial satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations. To date, we have not declared any cash dividends.

Since completion of the offering on April 3, 2007, we have not repurchased any of our common stock and have no publicly announced repurchase plans or programs.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Because Sugar Creek Financial was formed at April 3, 2007, this discussion and analysis reflects the financial statements of the Bank and other relevant statistical data, and is intended to enhance your understanding of the financial condition and results of operations of the Bank. The information in this section has been derived from the Bank's audited financial statements, which appear beginning on page F-1.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. In recent periods, short-term interest rates (which influence the rates we pay on deposits) have increased, while longer-term interest rates (which influence the rates we earn on loans) have not. The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits has negatively affected our net interest income.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from loan service charges and service charges on deposit accounts.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expenses and other miscellaneous expenses, such as advertising, supplies, telephone, postage and professional services.

Our largest noninterest expense is compensation and benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. As a result of the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future.

As a result of the offering, our noninterest expenses are likely to increase as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees, expenses of shareholder communications and meetings and expenses related to the addition of personnel in our accounting department.

Critical Accounting Policies

In the preparation of our financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles. Our significant accounting policies are described in note 1 of the notes to financial statements included in this Form 10-KSB.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least monthly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See notes 1 and 3 of the notes to the financial statements included in this Form 10-KSB.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family residential real estate, commercial and multi-family real estate and undeveloped land. To a much lesser extent, we originate consumer loans.

The largest segment of our real estate loans is one- to four-family residential real estate loans. At March 31, 2007, one- to four-family residential real estate loans totaled $70.5 million, or 88.0% of total loans, compared to $60.3 million, or 89.5% of total loans, at March 31, 2006. One- to four-family residential real estate loans increased over this period as a result of strong market demand. In addition, commercial real estate loans increased over this period as a result of the origination of five loans. Consumer loans increased in 2007 as a result of the decline in dealer sponsored low-rate financings and rebate programs.

The following table sets forth the composition of our loan portfolio at the dates indicated.

Table 1: Loan Portfolio Analysis

(Dollars in thousands)	March 31, 2007 Amount	2007 Percent	2006 Amount	2006 Percent
Real estate loans:				
One-to four-family	$70,528	87.97%	$60,275	89.52%
Multi-family	1,099	1.37	1,011	1.50
Commercial	1,638	2.04	536	0.80
Land loans	1,723	2.15	927	1.38
Total real estate loans	74,988	93.53	62,749	93.20
Consumer loans:				
Automobile	2,825	3.52	2,497	3.71
Home equity	1,534	1.92	1,402	2.08
Loans secured by deposit accounts	828	1.03	683	1.01
Total consumer loans	5,187	6.47	4,582	6.80
Total loans	80,175	100.00%	67,331	100.00%
Loans in process	–		–	
Allowance for losses	(130)		(130)	
Net deferred loan fees	(124)		(109)	
Loans, net	$79,921		$67,092	

At March 31, 2007, fixed-rate loans, balloon loans and adjustable-rate loans totaled $43.3 million, $36.3 million and $640,000, respectively.

The following table sets forth certain information at March 31, 2007 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude net deferred loan fees. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

March 31, 2007 (Dollars in thousands)	Real Estate Loans	Consumer Loans	Total Loans
Amounts due in:			
One year or less	$1,161	$879	$2,040
More than one to five years	8,726	2,730	11,456
More than five years	65,101	1,578	66,679
Total	$74,988	$5,187	$80,175
Interest rate terms on amounts due after one year:			
Fixed-rate loans (including balloon loans)	$73,187	$4,308	$77,495
Adjustable-rate loans	640	–	640
Total	$73,827	$4,308	$78,135

Investments. At March 31, 2007, our investment portfolio totaled $1.6 million and consisted solely of our investment in Federal Home Loan Bank of Chicago stock. Our investment in Federal Home Loan Bank of Chicago stock decreased $1.2 million during the year ended March 31, 2007 from $2.8 million at March 31, 2006 due to a redemption of stock of $815,000 in June, 2006 and a second redemption of $356,000 in December, 2006. During 2005, the Federal Home Loan Bank of Chicago announced that it would redeem excess or voluntary stock, which is stock held in excess of the amount required as a condition of membership or for borrowings held by institutions, only during announced redemption windows for specified amounts of capital stock. At March 31, 2007, $710,000 of our investment in Federal Home Loan Bank stock consisted of excess or voluntary stock. Based on the liquidity needs of Tempo Bank and subject to the stock redemption guidelines of the Federal Home Loan Bank of Chicago, Tempo Bank expects to redeem the majority of its excess or voluntary stock.

We had no investments that had an aggregate book value in excess of 10% of our equity at March 31, 2007, except for our investment in Federal Home Loan Bank of Chicago.

Deposits. Our deposit base is comprised of noninterest-bearing NOW accounts, NOW accounts, savings accounts, money market accounts and certificates of deposit. We consider our deposit accounts other than certificates of deposit to be core deposits. Deposits increased $4.7 million, or 7.93%, for the year ended March 31, 2007, as certificates of deposit increased $831,000, or 2.0% and core deposits increased $3.9 million, or 23.1%. Overall, deposits increased during the year ended March 31, 2007 primarily as a result of the funds received in connection with our stock offering.

Table 3: Deposits

	March 31,			
	2007		2006	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Noninterest-bearing NOW accounts	$2,404	3.75%	$2,203	3.71%
NOW accounts	4,782	7.45	5,115	8.60
Savings accounts	11,286	17.59	8,279	13.92
Money market accounts	2,242	3.49	1,234	2.08
Certificates of deposit	43,456	67.72	42,625	71.69
Total	$64,170	100.00%	$59,456	100.00%

Table 4: Time Deposit Maturities of $100,000 or more

March 31, 2007 (Dollars in thousands)	Amount
Maturity Period	
Three months or less	$1,547
Over three through six months	2,920
Over six through twelve months	2,978
Over twelve months	1,279
Total	$8,724

Borrowings. We utilize FHLB advances to supplement our supply of funds for loans. In the table below, the weighted average interest rate during the period is based on the weighted average balances determined on a monthly basis.

Table 5: Borrowings

	Year Ended March 31,	
(Dollars in thousands)	2007	2006
Maximum amount outstanding at any month end during the period:		
FHLB advances	$19,000	$14,000
Average amount outstanding during the period:		
FHLB advances	14,308	$11,769
Weighted average interest rate during the period:		
FHLB advances	4.80%	4.50%
Balance outstanding at end of period:		
FHLB advances	19,000	$10,000
Weighted average interest rate at end of period:		
FHLB advances	4.84%	4.56%

Borrowings increased during 2007 as we used borrowings to fund an increased loan demand.

Comparison of Results of Operations for the Years Ended March 31, 2007 and March 31, 2006

Financial Highlights. Net earnings decreased primarily due to a nonrecurring gain on sale of service bureau stock that occurred in fiscal year 2006. In addition, noninterest expenses increased primarily as a result of higher compensation and benefits expenses related to increased defined benefit plan expense and an increase in the number of employees.

Table 6: Summary Income Statements

Year Ended March 31, (Dollars in thousands)	2007	2006	2007 v. 2006	% Change
Net interest income	$1,897	$2,099	$(202)	(9.64)%
Provision for loan losses	4	(17)	21	(126.01)
Noninterest income	132	439	(307)	(69.85)
Noninterest expenses	(1,835)	(1,762)	(73)	4.19
Income taxes	(79)	(297)	218	(73.34)
Net earnings	$ 119	$ 462	$(343)	(74.18)%
Return on average equity	1.99%	8.08%		
Return on average assets	0.15	0.65		

Net Interest Income. Net interest income decreased primarily due to a shrinking margin caused by a prolonged flat rate environment. Interest expense increased because of a higher cost of funds since March 31, 2006. Certificates of deposit increased as a result of certificates re-pricing at higher rates. Partially offsetting the increase in interest expense was an increase in interest income on loans due to an increase in average balance of loans, primarily one- to four-family residential real estate loans.

Table 7: Analysis of Net Interest Income

Year Ended March 31, (Dollars in thousands)	2007	2006	2007 v. 2006	% Change
Components of net interest income				
Loans	$4,380	$3,715	$665	17.90%
Stock in FHLB of Chicago	70	109	(39)	(35.78)
Other interest-earning assets	153	109	44	40.37
Total interest income	4,603	3,933	670	17.04
Deposits	(2,019)	(1,305)	(714)	54.71
Borrowings	(687)	(529)	(158)	29.87
Total interest expense	(2,706)	(1,834)	(872)	47.55
Net interest income	$1,897	$2,099	$(202)	(9.62)%
Average yields and rates paid				
Interest-earning assets	5.77%	5.69%	.08%	1.41%
Interest-bearing liabilities	3.73	2.93	.80	27.30
Interest rate spread	2.04	2.76	(.72)	(26.09)
Net interest margin	2.38	3.04	(.66)	(21.71)
Average balances				
Loans	$74,510	$63,683	$10,827	17.00%
Stock in FHLB of Chicago	2,260	2,796	(536)	19.17
Other interest-earning assets	2,951	2,622	329	12.55
Deposits	58,178	50,851	7,327	14.41
Borrowings	14,308	11,769	2,539	21.57

Provision for Loan Losses. Recovery of loan losses was $4,000 for the year ended March 31, 2007, compared to a provision of $17,000 for the year ended March 31, 2006. In particular, classified assets decreased to $728,000 at March 31, 2007 from $805,000 at March 31, 2006. In addition, we had charge-offs of $11,000 and recoveries of $15,000 for the year ended March 31, 2007 compared to charge-offs of $17,000 for the year ended March 31, 2006.

The allowance for loan losses was $130,000, or 0.16% of total loans outstanding as of March 31, 2007, as compared with $130,000, or 0.19% as of March 31, 2006. An analysis of the changes in the allowance for loan losses is presented under "*Risk Management – Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. Noninterest income decreased due to nonrecurring income resulting from shares of our stock that we owned in our data processor, that were exchanged for cash in a merger resulting in a gain of $18,000 and $345,000 during 2007 and 2006, respectively. Service charges on deposit accounts increased as a result of a general increase in fees and a higher volume of customer insufficient fund checks.

Table 8: Noninterest Income Summary

Year Ended March 31, (Dollars in thousands)	2007	2006	$ Change	% Change
Loan service charges	$20	$27	$(7)	(25.93)%
Service charges on deposit accounts	82	51	31	60.78
Gain on sale of investment in service bureau	18	345	(327)	(94.78)
Other	12	16	(4)	(25.00)
Total	$132	$439	$(307)	(84.05)%

Noninterest Expense. Noninterest expense increased due primarily to increases in compensation and benefits and, to a lesser extent, equipment and data processing, advertising and office supplies expense.

Table 9: Noninterest Expense Summary

Year Ended March 31, (Dollars in thousands)	2007	2006	$ Change	% Change
Compensation and benefits	$1,095	$1,045	$50	4.78%
Occupancy	90	89	1	1.12
Equipment and data processing	299	293	6	2.05
Federal deposit insurance premiums	7	7	–	–
Advertising	58	47	11	23.40
Supplies	35	31	4	12.90
Other	251	250	1	0.40
Total	$1,835	$1,762	$73	4.14%

Income Taxes. Income taxes were $79,000 for 2007, reflecting an effective tax rate of 39.9%, compared to $297,000 for 2006, reflecting an effective tax rate of 39.2%. Income taxes decreased due to lower pre-tax earnings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. None of the income reflected in the following table is tax-exempt income.

Table 10: Average Balance Table

(Dollars in thousands)	Year Ended March 31, 2007 Average Balance	2007 Interest and Dividends	2007 Yield/ Cost	2006 Average Balance	2006 Interest and Dividends	2006 Yield/ Cost
Assets:						
Interest-earning assets:						
Loans	$74,510	$4,380	5.88%	$63,683	$3,715	5.83%
Stock in FHLB of Chicago	2,260	70	3.10	2,796	109	3.91
Other interest-earning assets	2,951	153	5.18	2,622	109	4.17
Total interest-earning assets	79,721	4,603	5.77	69,101	3,933	5.69
Noninterest-earning assets	2,555			2,390		
Total assets	$82,276			$71,491		
Liabilities and equity:						
Interest-bearing liabilities:						
NOW accounts	$4,629	27	0.59%	$5,813	$ 56	0.96%
Savings accounts	8,026	76	0.95	8,287	83	1.00
Money market accounts	1,702	34	1.98	1,729	20	1.15
Certificates of deposit	43,821	1,882	4.29	35,022	1,146	3.27
Total interest-bearing deposits	58,178	2,019	3.47	50,851	1,305	2.57
FHLB advances	14,308	687	4.80	11,769	529	4.50
Other borrowings	–	–	–	–	–	–
Total interest-bearing liabilities	$72,486	2,706	3.73	$62,620	1,834	2.93
Noninterest-bearing NOW accounts	2,151			2,017		
Other noninterest-bearing liabilities	1,630			1,136		
Total liabilities	76,267			65,773		
Retained earnings	6,009			5,718		
Total liabilities and retained earnings	$82,276			$71,491		
Net interest income		$1,897			$2,099	
Interest rate spread			2.04%			2.76%
Net interest margin		2.38%			3.04%	
Average interest-earning assets to average interest-bearing liabilities	109.98%			110.35%		

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

Table 11: Net Interest Income – Changes Due to Rate and Volume

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

(Dollars in thousands)	Volume	Rate	Net
Interest income:			
Loans receivable	$633	$32	$665
Stock in FHLB of Chicago	(19)	(20)	(39)
Other interest-earning assets	15	29	44
Total	629	41	670
Interest expense:			
Passbook accounts	(3)	(4)	(7)
NOW accounts	(10)	(19)	(29)
MMDA accounts	–	14	14
Certificates	328	408	736
Advances from FHLB	121	37	158
Total	436	436	872
Increase (decrease) in net interest income	$193	$(395)	$(202)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 12: Nonperforming Assets

(Dollars in thousands)	March 31, 2007	2006
Nonaccrual loans:		
Residential real estate	$698	$804
Consumer	30	1
Total	728	805
Total nonperforming assets	$728	$805
Total nonperforming loans to total loans	0.91%	1.20%
Total nonperforming loans to total assets	0.81	1.05
Total nonperforming assets and troubled debt restructurings to total assets	0.81%	1.05%

We did not have any real estate owned, troubled debt restructurings, or any accruing loans past due 90 days or more at the dates presented above. Interest income that would have been recorded for the year ended March 31, 2007 and year ended March 31, 2006, had nonaccruing loans been current according to their original terms amounted to $49,000 and $56,000, respectively. Income related to nonaccrual loans included in interest income for the year ended March 31, 2007 and year ended March 31, 2006 was $45,000 and $57,000, respectively.

At March 31, 2007, we had no loans which were not currently classified as nonaccrual, 90 days past due or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in disclosure as nonaccrual, 90 days past due or impaired.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 13: Classified Assets

(Dollars in thousands)	At March 31, 2007	2006
Substandard assets	$728	$805
Total classified assets	$728	$805

We did not have any assets classified as "special mention," "doubtful" or "loss" at the dates presented above.

Table 14: Selected Loan Delinquencies

	March 31,			
	2007		2006	
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
One- to four- family	$423	–	$294	$505
Consumer	19	47	84	–
Total	$442	$47	$378	$505

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a general valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio and (3) a specific valuation allowance on loans classified as "loss." Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

We establish a general allowance on identified problem loans, including all classified loans, based on such factors as: (1) the strength of the customer's personal or business cash flows and personal guarantees; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

We establish another general allowance for loans that are not classified to recognize the inherent probable losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Tempo Bank and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At March 31, 2007, our allowance for loan losses represented 0.16% of total gross loans. The allowance for loan losses remained constant from March 31, 2007 to March 31, 2006, following the provision and charge-offs net of recoveries. The decision to maintain the allowance at a constant level reflected the growth in the loan portfolio since March 31, 2006.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 15: Allocation of Allowance of Loan Losses

	March 31,			
	2007		2006	
(Dollars in thousands)	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
One- to four- family	$103	87.97%	$ 94	89.52%
Multi-family	–	1.37	–	1.50
Commercial real estate	10	2.04	10	0.80
Land	–	2.15	–	1.38
Consumer	8	6.47	17	6.80
Unallocated	9	–	9	–
Total allowance for loan losses	$130	100.00%	$130	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 16: Analysis of Loan Loss Experience

	Years Ended March 31,	
(Dollars in thousands)	2007	2006
Allowance at beginning of year	$130	$130
Provision for (recovery of) loan losses	(4)	17
Charge-offs:		
Consumer loans	(11)	(17)
Total charge-offs	(11)	(17)
Recoveries:		
Consumer loans	15	–
Total recoveries	15	–
Net recovery (charge-offs)	4	(17)
Allowance at end of year	$130	$130
Allowance to nonperforming loans	17.86%	16.15%
Allowance to total loans outstanding at the end of the period	0.16	0.19
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)%	0.03%

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating balloon loans or loans with adjustable interest rates; and promoting core deposit products.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis that we prepare to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table presents the change in our net portfolio value at March 31, 2007 that would occur in the event of an immediate change in interest rates based on our assumptions, with no effect given to any steps that we might take to counteract that change.

Table 17: NPV Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	**Estimated $ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
300bp	$5,444	$(4,129)	(43.13)%	6.51%	$(399)
200	7,107	(2,466)	(25.76)	8.23	(227)
100	8,532	(1,041)	(10.87)	9.60	(90)
0	9,573	--	--	10.50	--
(100)	9,974	401	4.19	10.73	23
(200)	9,543	(30)	(0.31)	10.17	(33)

We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of Chicago. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2007, cash and cash equivalents totaled $7.0 million. In addition, at March 31, 2007, we had the ability to borrow up to a total of $31.6 million from the Federal Home Loan Bank of Chicago. On March 31, 2007, we had $19.0 million of advances outstanding.

A significant use of our liquidity is the funding of loan originations. At March 31, 2007, we had no loan commitments outstanding. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of March 31, 2007 totaled $38.0 million, or 87.5% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activity is the origination of loans. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision—Federal Savings Institution Regulation—Capital Requirements,*" and note 9 of the notes to the financial statements.

The offering increased our equity by $3.1 million. We manage our capital for maximum stockholder benefit. The capital from the offering has significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net earnings. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except: (1) in extraordinary circumstances, we may make open market repurchases of up to 5% of our outstanding stock if we receive the prior non-objection of the OTS of such repurchases; (2) repurchases of qualifying shares of a director or if we conduct an OTS-approved offer to repurchase made to all shareholders; (3) if we repurchase to fund a restricted stock award plan that has been approved by shareholders; or (4) if we repurchase stock to fund a tax-qualified employee stock benefit plan. All repurchases are prohibited, however, if the repurchase would reduce Tempo Bank's regulatory capital below regulatory required levels.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 10 of the notes to the financial statements.

For the year ended March 31, 2007 and March 31, 2006, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the financial statements included in this Form 10-KSB.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this Form 10-KSB have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7. FINANCIAL STATEMENTS

Information required by this item is included herein beginning on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Board of Directors

The boards of directors of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are each composed of six members who are elected for terms of three years, one-third of whom are elected annually. Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of March 31, 2007. The indicated period of service as a director includes service as a director of the Bank. Each Director of Tempo Bank has served as a director of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007.

The following directors have terms ending in 2007:

Robert J. Stroh, Jr. has been the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Tempo Bank since 1992. Previously, Mr. Stroh served as President and Treasurer since 1980. Mr. Stroh, Jr. has served as the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 59. Director since 1976.

Francis J. Eversman has been the President and Chief Operating Officer of Tempo Bank since 1993. Previously, Mr. Eversman served as Vice President and Corporate Secretary since 1980. Mr. Eversman has served as President and Chief Operating Officer of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 56. Director of Tempo Bank since 1980.

The following directors have terms ending in 2008:

Timothy P. Fleming is an attorney and shareholder in the law firm Fleming & Fleming, LTD and also serves as the firm's president. Fleming & Fleming has provided general legal advice to Tempo Bank since 1996. Age 60. Director of Tempo Bank since 1996.

Daniel S. Reilly retired as a partner in the accounting firm of KPMG LLP in 1998. Age 65. Director of Tempo Bank since October 2006.

The following directors have terms ending in 2009:

Gary R. Schwend is the owner and president of Trenton Processing Center, a meat processor. Age 51. Director of Tempo Bank since 2000.

Timothy W. Deien is the dealer principal of Deien Chevrolet, an automobile dealership. Age 41. Director of Tempo Bank since December 2003.

Executive Officers

The executive officers of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are elected annually by the board of directors and serve at the board's discretion. The executive officers of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank are:

Name	Position
Robert J. Stroh, Jr.	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Francis J. Eversman	President and Chief Operating Officer
Phyllis J. Brown	Vice President and Corporate Secretary

Below is information regarding our executive officer who is not also a director. Ms. Brown's age set forth below is as of March 31, 2007.

Phyllis J. Brown has served as Vice President and Corporate Secretary of Tempo Bank since 1993 and of Sugar Creek MHC and Sugar Creek Financial since their formation in April 2007. Age 63.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of the copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers, directors and greater than 10% beneficial owners has complied with the applicable reporting requirements for transactions in the Company's common stock during the year ended March 31, 2007.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Phyllis J. Brown, Corporate Secretary, Sugar Creek Financial Corp., 28 West Broadway, Trenton, Illinois 62293.

Audit Committee of the Board of Directors

The Company has a separately-designated standing Audit Committee consisting of Daniel S. Reilly (Chairperson), Timothy W. Deien and Gary R. Schwend. The Audit Committee is responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors of Sugar Creek Financial has designated Daniel S. Reilly as an audit committee financial expert under the rules of the Securities and Exchange Commission.

ITEM 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for all individuals serving as the principal executive officer or principal financial officer of the Company for the 2007 fiscal year and all other executive officers of the Company whose total compensation for the 2007 fiscal year exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)(3)	Total ($)
Robert J. Stroh, Jr. *Chief Executive Officer and Chief Financial Officer*	2007	112,249	14,022	5,293	131,564
Francis J. Eversman *President and Chief Operating Officer*	2007	92,132	11,853	4,402	108,387

(1) Includes loan approval and appraisal review fees of $390 for each of Mr. Stroh and Mr. Eversman.
(2) Consists of matching contributions under Tempo Bank Employees' Savings and Profit Sharing Plan of $5,035 and $4,144 and employer paid life insurance premiums of $258 and $258 for Mr. Stroh and Mr. Eversman, respectively.
(3) Does not include the aggregate amount of perquisites or other personal benefits, which are less than $10,000.

Employment Agreements. Upon completion of the offering, Tempo Bank and Sugar Creek Financial each entered into employment agreements with Robert J. Stroh, Jr. and Francis J. Eversman (referred to below as the "executive" or "executives"). Our continued success depends to a significant degree on their skills and competence, and the employment agreements are intended to ensure that we maintain a stable management base following the reorganization. Under the agreements, which have essentially identical provisions, Sugar Creek Financial makes any payments not made by Tempo Bank under its agreements with executives, but the executives do not receive any duplicative payments.

The employment agreements each provide for three-year terms, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. The current base salaries for Mr. Stroh and Mr. Eversman are $115,000 and $95,000, respectively. The agreements also provide for the executives' participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits as described in the agreements.

Upon termination of employment for cause, as defined in the agreement, the executive will receive no further compensation or benefits under the agreement. If we terminate the executive for reasons other than cause, or if the executive resigns after the occurrence of specified circumstances that constitute constructive termination, the executive, or, upon his death, his beneficiary, will receive an amount equal to his base salary for the remaining term of the agreement. We will also continue to pay the costs of the executives' life, health and dental coverage for the remaining term of the agreement.

Under the employment agreements, if the executive is involuntarily terminated, or terminates voluntarily under certain circumstances specified in the agreement, within one year of a change in control, he will receive a severance payment equal to three times his average taxable compensation (as reported on Form W-2) for the five preceding years, or his period of employment, if less than five years. We will also continue to pay the executives' life, health and dental insurance premiums for 36 months following termination in connection with a change in control.

The agreements also provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive "excess parachute payments" under Section 280G of the Internal Revenue Code, and therefore will not be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

We agree to pay the executives for reasonable costs and attorneys' fees associated with the successful legal enforcement of our obligations under the employment agreements. The employment agreements also provide for the indemnification of the executives to the fullest extent legally permissible. Upon termination of employment other than involuntary termination in connection with a change in control, each executive will be required to adhere to a one-year non-competition provision.

Employee Severance Compensation Plan. In connection with the offering, we adopted the Tempo Bank Employee Severance Compensation Plan. The plan provides severance benefits to eligible employees who terminate employment in connection with a change in control of Tempo Bank or Sugar Creek Financial. Employees are eligible for severance benefits under the plan if they complete a minimum of one year of service and do not enter into an employment or change in control agreement with Tempo Bank or Sugar Creek Financial. Under the severance plan, if, within 12 months after a change in control, an employee is involuntarily terminated, or terminates voluntarily under specified circumstances, the terminated employee will receive a severance payment equal to two weeks of compensation for each year of service, up to a maximum of six months of base compensation; however, certain officers designated by the Board of Directors will receive a severance benefit equal to twelve months of base compensation.

Director Compensation

The following table sets forth the compensation received by non-employee directors for their service on our Board of Directors during 2007.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Timothy W. Deien	5,435	–	5,435
Timothy P. Fleming	9,475	–	9,475
Daniel S. Reilly	2,250	–	2,250
Gary R. Schwend	5,995	–	5,995

The following tables set forth the applicable retainers and fees that are paid to non-employee directors for their service on the boards of directors of Sugar Creek Financial and Tempo Bank. Employee directors are also eligible to receive fees for appraisal reviews and loan approvals. Directors do not receive any fees for their service on the board of directors of Sugar Creek MHC.

Board of Directors of Tempo Bank:

Board Meeting Fee	$375
Additional Board Fee for Annual Organization Meeting	$375
Board Meeting Reconvene Fee	$100
Committee Fees for each Appraisal Review	$10
Committee Fees for each Loan Approval Review:	
Chairman	$10
Other Loan Committee Members	$5

Board of Directors of Sugar Creek Financial:

Annual Retainer	$1,000
Audit Committee Chairman Annual Retainer	$1,000

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Securities Authorized for Issuance under Equity Compensation Plans

None.

(b) Security Ownership of Certain Beneficial Owners

The following table provides information as of May 1, 2007 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding(1)
Sugar Creek MHC 28 West Broadway Trenton, Illinois 62293	498,784	55.0%

(1) Based on 906,879 shares of Company common stock outstanding and entitled to vote as of May 1, 2007.

(c) Security Ownership of Management

The following table provides information as of May 1, 2007 about the shares of Sugar Creek Financial common stock that may be considered to be beneficially owned by each director, named executive officer listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting power and sole investment power with respect to the shares shown. Unless otherwise indicated, none of the shares listed are pledged as security and each of the listed individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Timothy W. Deien	100	*
Francis J. Eversman	10,000	1.1
Timothy P. Fleming	10,000(2)	1.1
Daniel S. Reilly	1,000	*
Gary R. Schwend	1,500	*
Robert J. Stroh, Jr.	10,000	1.1
All directors and executive officers as a group (7 persons)	35,600	3.93%

*Represents less than 1% of the Company's outstanding shares.
(1) Based on 906,879 shares of Company common stock outstanding and entitled to vote as of March 31, 2007.
(2) Consists of 10,000 shares Mr. Fleming holds indirectly by trust.

(d) Changes in Control

Management of Sugar Creek Financial knows of no arrangements, including any pledge by any person of securities of Sugar Creek Financial, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Loans and Extensions of Credit. The Sarbanes-Oxley Act generally prohibits loans by Tempo Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Tempo Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Tempo Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Tempo Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The aggregate amount of loans by Tempo Bank to its executive officers, directors and associates was $3.6 million at March 31, 2007. These loans were performing according to their original terms at March 31, 2007. All of the outstanding loans made to our directors and executive officers and members of their immediate families (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

Director Independence. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Robert J. Stroh, Jr., who is the Chief Executive Officer and Chief Financial Officer of Sugar Creek Financial, Sugar Creek MHC and Tempo Bank, and Francis J. Eversman, who is the President and Chief Operating Officer of Sugar Creek Financial, Sugar Creek MHC and Tempo Bank. In determining the independence of its directors, the Board of Directors considered the legal services provided to Tempo Bank in the past three years by Mr. Fleming's law firm and determined the amounts paid by Tempo Bank for such services were not material. In addition, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this Form 10-KSB under this heading, including loans with the Bank.

ITEM 13. EXHIBITS

3.1 Charter of Sugar Creek Financial
3.2 Bylaws of Sugar Creek Financial
4.0 Stock Certificate of Sugar Creek Financial (1)
10.1 *Tempo Bank Employment Agreement with Robert J. Stroh, Jr.
10.2 *Sugar Creek Financial Employment Agreement with Robert J. Stroh, Jr.
10.3 *Tempo Bank Employment Agreement with Francis J. Eversman
10.4 *Sugar Creek Financial Employment Agreement with Francis J. Eversman
10.5 *Tempo Bank Employee Severance Compensation Plan
21.0 Subsidiaries of the Small Business Issuer
23.0 Consent of Michael Trokey & Company, P.C.
31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and Chief Financial Officer
32.0 Section 1350 Certification

---

* Management contract or compensatory plan, contract or arrangement.
(1) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Registration Statement on Form SB-2, (File No. 333-139332) and any amendments thereto.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for the fiscal years ending March 31, 2007 and March 31, 2006 for services provided by Michael Trokey & Company, P.C.

	2007	2006
Audit Fees(1)	$22,640	$22,640
Audit-Related Fees(2)	50,000	–
Tax Fees(3)	3,000	3,000
All Other Fees	–	–

---

(1) Includes fees for the financial statement audit and quarterly reviews.
(2) Includes fees related to the initial public offering of Sugar Creek Financial.
(3) Includes fees related to tax compliance, tax advice and tax planning.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGAR CREEK FINANCIAL CORP.

Date: June 27, 2007

By: /s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Robert J. Stroh, Jr. Robert J. Stroh, Jr.	Chairman, Chief Executive Officer and Chief Financial Officer (principal executive officer and principal financial officer)	June 27, 2007
/s/ Francis J. Eversman Francis J. Eversman	President, Chief Operating Officer and Director	June 27, 2007
/s/ Timothy W. Deien Timothy W. Deien	Director	June 27, 2007
/s/ Timothy P. Fleming Timothy P. Fleming	Director	June 27, 2007
/s/ Daniel S. Reilly Daniel S. Reilly	Director	June 27, 2007
/s/ Gary R. Schwend Gary R. Schwend	Director	June 27, 2007

MICHAEL TROKEY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
10411 CLAYTON ROAD
ST. LOUIS, MO 63131

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors
Tempo Bank
Trenton, Illinois

We have audited the accompanying balance sheets of Tempo Bank as of March 31, 2007 and 2006 and the related statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tempo Bank as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ MICHAEL TROKEY & COMPANY, P.C.

St. Louis, Missouri
June 19, 2007

TEMPO BANK

Balance Sheets

March 31, 2007 and 2006

Assets	March 31, 2007	March 31, 2006
Cash and due from banks	$ 469,454	652,674
Federal funds sold	1,680,880	2,162,122
FHLB daily investment	4,808,373	2,295,887
Cash and cash equivalents	6,958,707	5,110,683
Stock in Federal Home Loan Bank of Chicago	1,660,145	2,831,455
Loans receivable, net of allowance for loan losses of $130,000	79,920,973	67,092,183
Premises and equipment, net	866,898	932,791
Accrued interest receivable:		
Securities	10,000	13,666
Loans receivable	307,241	258,000
Other assets including prepaid income taxes of $60,626 and $36,933 as of March 31, 2007 and 2006, respectively	617,405	197,414
Total assets	$ 90,341,369	76,436,192
Liabilities and Retained Earnings		
Deposits	$ 64,170,227	59,456,021
Accrued interest on deposits	244,647	189,340
Advances from FHLB of Chicago	19,000,000	10,000,000
Advances from borrowers for taxes and insurance	275,521	269,562
Other liabilities	161,303	148,934
Deferred tax liability	420,865	422,865
Total liabilities	84,272,563	70,486,722
Commitments and contingencies		
Retained earnings - substantially restricted	6,068,806	5,949,470
Total liabilities and retained earnings	$ 90,341,369	76,436,192

See accompanying notes to financial statements.

TEMPO BANK

Statements of Earnings

Years Ended March 31, 2007 and 2006

	Years Ended March 31,	
	2007	2006
Interest income:		
Loans receivable	$ 4,379,734	3,714,554
Securities	70,061	109,343
Other interest-earning assets	152,997	109,244
Total interest income	4,602,792	3,933,141
Interest expense:		
Deposits	2,018,825	1,304,525
Advances from FHLB	686,716	529,051
Total interest expense	2,705,541	1,833,576
Net interest income	1,897,251	2,099,565
Provision (credit) for loan losses	(4,452)	17,116
Net interest income after provision (credit) for loan losses	1,901,703	2,082,449
Noninterest income:		
Loan service charges	19,796	27,302
Service charges on deposit accounts	82,295	50,544
Gain on sale of investment in service bureau	18,491	345,166
Other	11,709	15,771
Total noninterest income	132,291	438,783
Noninterest expense:		
Compensation and benefits	1,094,993	1,045,663
Occupancy expense	89,656	89,072
Equipment and data processing	298,528	292,851
Federal deposit insurance premiums	7,323	6,713
Advertising	58,445	46,832
Supplies expense	34,973	30,796
Other	251,433	249,657
Total noninterest expense	1,835,351	1,761,584
Earnings before income taxes	198,643	759,648
Income taxes:		
Current	81,307	247,511
Deferred	(2,000)	50,000
Total income taxes	79,307	297,511
Net earnings	$ 119,336	462,137

See accompanying notes to financial statements.

TEMPO BANK

Statements of Retained Earnings

Years Ended March 31, 2007 and 2006

		Retained Earnings
Balance at March 31, 2005	$	5,487,333
Net earnings		462,137
Balance at March 31, 2006		5,949,470
Net earnings		119,336
Balance at March 31, 2007	$	6,068,806

See accompanying notes to financial statements.

TEMPO BANK

Statements of Cash Flows

Years Ended March 31, 2007 and 2006

		Years Ended March 31,	
		2007	2006
Cash flows from operating activities:			
Net earnings	$	119,336	462,137
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:			
Depreciation		89,674	95,284
FHLB stock dividends		-	(97,255)
Amortization of deferred loan fees, net		(16,720)	(18,579)
Provision for loan losses		(4,452)	17,116
Increase in accrued interest receivable		(45,575)	(53,551)
Increase in other assets		(419,991)	(70,108)
Increase (decrease) in:			
Accrued interest on deposits		55,307	86,705
Other liabilities		12,369	(6,649)
Accrued income taxes		-	(227,160)
Deferred income tax liability		(2,000)	50,000
Net cash provided by (used for) operating activities		(212,052)	237,940
Cash flows from investing activities:			
Net change in loans receivable		(12,807,618)	(7,176,024)
Redemption of FHLB stock		1,171,310	-
Purchase of premises and equipment		(23,781)	(50,478)
Net cash provided by (used for) investing activities		(11,660,089)	(7,226,502)
Cash flows from financing activities:			
Net increase (decrease) in deposits		4,714,206	10,708,487
Increase (decrease) in advances from borrowers for taxes and insurance		5,959	41,231
Proceeds from advances from FHLB		16,000,000	2,000,000
Repayment of advances from FHLB		(7,000,000)	(4,000,000)
Net cash provided by (used for) financing activities		13,720,165	8,749,718
Net increase (decrease) in cash and cash equivalents		1,848,024	1,761,156
Cash and cash equivalents at beginning of year		5,110,683	3,349,527
Cash and cash equivalents at end of year	$	6,958,707	5,110,683
Supplemental disclosures-cash paid during the year for:			
Interest on deposits and advances from FHLB	$	2,614,786	1,754,276
Federal and state income taxes		105,000	511,604
Real estate and repossessions acquired in settlement of loans	$	-	-

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

On April 3, 2007, Tempo Bank (Bank) completed its reorganization into a two-tier holding company structure and Sugar Creek Financial Corp. (Company) completed its initial public offering. As part of the reorganization, the Bank became a capital stock savings bank and a wholly-owned subsidiary of Sugar Creek Financial Corp. (Company), which became the majority-owned subsidiary of Sugar Creek MHC (MHC). In connection with the offering, the Company sold 408,095 shares, or 45% of its common stock, to eligible depositors of the Bank, an employee stock ownership plan and members of the general public at a price of $10 per share. In addition, the Company issued 498,784 shares, or 55% of its common stock, to the MHC. The significant accounting policies which the Bank followed in preparing and presenting its financial statements were:

a. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and the FHLB daily investment account, all with original maturities of three months or less. Interest-bearing funds in cash and cash equivalents were $6,038,546 and $3,676,887 at March 31, 2007 and 2006, respectively.

b. Stock in Federal Home Loan Bank of Chicago ("FHLBC") is recorded at cost, which represents historical redemption value, and periodically evaluated for impairment based on ultimate recovery of par value. On October 18, 2005, the Board of Directors of the FHLBC temporarily discontinued redemptions of "voluntary stock". Voluntary stock is stock held by members in excess of the amount required as a condition of membership or for borrowings from the FHLBC. Redemptions of voluntary stock resumed in June 2006. Dividends will continue to require approval by the Federal Housing Finance Board ("FHFB"). In addition, the FHLBC entered into an amendment to its written agreement with the FHFB to maintain a minimum total capital level equal to the October 18, 2005 balance, and to provide that no stock will be redeemed if the transaction would cause the FHLBC to fail to meet any of its minimum capital requirements. During 2007 the Bank redeemed $1.2 million of voluntary stock. The Bank may redeem additional voluntary stock in the future when permitted by the FHLBC. At March 31, 2007, the Bank held voluntary stock of $710,000.

c. Loans receivable, net are carried at unpaid principal balances, less allowance for losses, net deferred loan fees and loans in process. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

d. Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. Such loans are placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. A loan is considered delinquent when a payment has not been made by the contractual due date.

e. Allowance for losses is available to absorb losses incurred on loans receivable and represents additions charged to expense, less net charge-offs. Loans are charged-off in the period deemed uncollectible. Recoveries of loans previously charged-off are recorded when received. In determining the allowance for losses to be maintained, management evaluates current economic conditions, past loss and collection experience, fair value of the underlying collateral and risk characteristics of the loan portfolio. Management believes that all known and inherent losses in the loan portfolio that are probable and reasonable to estimate have been recorded as of each balance sheet date.

f. Premises and equipment, net are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are fifteen to forty years for the office buildings and improvements and three to ten years for furniture and equipment.

g. Foreclosed real estate held for sale is carried at the lower of cost or fair value less estimated selling costs. Costs relating to improvement of foreclosed real estate are capitalized. Allowance for losses is available when necessary to absorb losses incurred on foreclosed real estate and represents additions charged to expense, less net gains or losses. In determining the allowance for losses to be maintained, management evaluates current economic conditions, fair value of the underlying collateral and risk characteristics of foreclosed real estate held for sale. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

h. Interest on securities and loans receivable is accrued as earned. Interest on loans receivable deemed uncollectible is excluded from income until collected. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest.

i. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

j. The following paragraphs summarize recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) (SFAS No. 123(R) "Share-Based Payment". SFAS No. 123(R) requires all entities to recognize compensation expense equal to the fair value of share-based payments such as stock options granted to employees. SFAS No. 123(R) is effective for the first interim period after the effective date of the Conversion and Reorganization (see Note 13). The effect on future operations will depend on the level of future option grants, vesting period of such options and fair value of options granted at such future dates.

In March 2005, the Securities and Exchange Commission ("SEC") issued SEC Staff Accountin Bulletin No. 107 (SAB 107), which expresses views of the staff regarding the interaction betwee SFAS No. 123(R) and certain SEC rules and regulations and provides the staff's views regardin the valuation of share-based payment arrangements for public entities. The Bank will consider th guidance provided by SAB 107 as part of its adoption of SFAS No. 123(R).

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financia Instruments - an amendment of FASB Statements No. 133 and 140." SFAS No. 155 amend FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," an No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments o Liabilities." SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." Th Statement is effective for all financial instruments acquired or issued after the beginning of a entity's first fiscal year that begins after September 15, 2006. SFAS No. 155 did not have material impact on the Bank's financial position or results of operation.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – a amendment of FASB Statement No. 140." SFAS No. 156 amends FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities Statement No. 156 is effective as of the beginning of an entity's first fiscal year that begins afte September 15, 2006. SFAS No. 156 did not have a material impact on the Bank's financia position or results of operation.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Incom Taxes – an Interpretation of FASB No. 109." This Interpretation prescribes a recognition thresho and measurement attribute for financial statement recognition and measurement of a tax positio taken in a tax return, and provides guidance on derecognition, classification, interest an penalties, accounting for interim periods and transition. This interpretation is effective for fisc years beginning after December 15, 2006. The Bank adopted the provisions of FIN 48, effectiv April 1, 2007. No adjustments were recognized for uncertain tax positions. The Bank is subject t U.S. Federal income taxes, as well as State of Illinois income taxes. Tax years ending March 31 2005 through March 31, 2007 remain open to examination by these jurisdictions. The Ban recognizes interest and penalties related to tax positions in income tax expense. At March 31, 2007 there was no accrual for uncertain tax positions or related interest.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benef Pension and Other Postretirement Plans", which requires an entity to recognize the over funded o under funded status of a defined benefit pension or other postretirement plan (other than multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in tha funded status in the year in which the changes occur though comprehensive income. SFAS N 158 also requires an entity to measure the funded status of a plan as of a balance sheet date, wit limited exceptions. SFAS No. 158 amends SFAS Nos. 87, 106 and 132 (revised) as well as othe accounting literature and is effective for the Bank's fiscal year ending March 31, 2007. Publi entities are required to initially recognize the funded status of a defined benefit plan and to provid the required disclosures as of the end of the fiscal year ending after December 15, 2006. SFA No. 158 will not change the accounting for the Bank's multiemployer plan.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities shall report unrealized gains and losses on those items which the fair value option has been elected in earnings. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Bank is currently evaluating the requirements of the Statement and impact on the Bank's financial position and results of operations.

(2) Risks and Uncertainties

The Bank is a community oriented financial institution that provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans located in the Clinton, St. Clair, Madison and Bond County, Illinois area. Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis. As a result, all of the Bank's operations are considered by management to be aggregated in one reportable operating segment.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

The Bank's operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision ("OTS"). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. The Bank uses a net market value methodology provided by an outside consulting firm to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of an increase or decrease in interest rates in 100 basis point increments. Net portfolio value is the expected net cash flows from the institution's assets, liabilities and off-balance sheet contracts. Credit risk is the risk of default on the Bank's loan portfolio that results from inability or unwillingness of borrowers to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank.

The Bank is subject to periodic examination by regulatory agencies that may require the Bank to record increases in the allowances based on their evaluation of available information. There can be no assurance that the Bank's regulators will not require further increases to the allowances.

(3) Loans Receivable, Net

Loans receivable, net are summarized as follows:

	March 31, 2007	March 31, 2006
Real estate loans:		
Single-family loans, 1- 4 units	$ 70,527,114	60,275,292
Multi-family	1,099,137	1,010,835
Commercial real estate	1,638,302	536,383
Land	1,722,794	926,845
Automobile loans	2,824,639	2,497,427
Home equity loans	1,534,302	1,401,660
Loans secured by deposit accounts	828,270	682,493
	80,174,558	67,330,935
Allowance for losses	(130,000)	(130,000)
Deferred loan fees, net	(123,585)	(108,752)
	$ 79,920,973	67,092,183
Weighted-average rate	5.95 %	5.78 %

Balloon and adjustable-rate loans in the loan portfolio amounted to $37,005,723 and $32,378,672 a March 31, 2007 and 2006, respectively.

On occasion, the Bank originates single-family loans with high loan to value ratios exceeding 9(percent. The Bank does not consider the level of such loans to be a significant concentration of credi risk as of the balance sheet dates presented within the financial statements.

Following is a summary of activity in allowance for losses:

	Years Ended March 31, 2007	Years Ended March 31, 2006
Balance, beginning of year	$ 130,000	130,000
Loan charge-offs	(10,553)	(17,116)
Recoveries	15,005	-
Provision (credit) for loan losses	(4,452)	17,116
Balance, end of year	$ 130,000	130,000

Following is a summary of loans to directors, executive officers and associates of such persons for the year ended March 31, 2007:

Balance, beginning of year	$ 2,390,631
Additions	4,159,900
Repayments	(2,991,424)
Balance, end of year	$ 3,559,107

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

There were no impaired loans under SFAS No. 114 at March 31, 2007 or 2006.

Following is a summary of nonperforming loans:

	March 31,	
	2007	2006
Nonaccrual loans	$ 727,771	804,879
Accruing loans past due 90 days or more	-	-
Total nonperforming loans	$ 727,771	804,879

4) Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

	March 31,	
	2007	2006
Land	$ 243,041	243,041
Office buildings and improvements	1,192,000	1,186,181
Furniture and equipment	648,394	630,432
	2,083,435	2,059,654
Less accumulated depreciation	1,216,537	1,126,863
	$ 866,898	932,791

Depreciation expense for 2007 and 2006 was $89,674 and $95,284, respectively.

(5) Deposits

Deposits are summarized as follows:

Description and interest rate	March 31, 2007	March 31, 2006
Non-interest bearing NOW accounts	$ 2,403,498	2,202,839
NOW accounts, .50% and .83%	4,782,179	5,114,547
Savings accounts, .77% and 1.00%	11,286,497	8,279,366
Money market accounts, 2.33% and 1.45%	2,242,232	1,233,756
Total transaction accounts	20,714,406	16,830,508
Certificates:		
1.01 - 2.00%	2,413,927	4,298,125
2.01 - 3.00%	990,843	2,291,971
3.01 - 4.00%	5,899,515	15,193,839
4.01 - 5.00%	17,321,714	20,301,216
5.01 - 6.00%	16,829,822	540,362
Total certificates, 4.63% and 3.86%	43,455,821	42,625,513
Total deposits	$ 64,170,227	59,456,021
Weighted-average rate - total deposits	3.39 %	3.01 %

Certificate maturities are summarized as follows:

	March 31, 2007	March 31, 2006
First year	$ 38,031,711	24,923,764
Second year	4,492,851	14,431,423
Third year	824,584	2,648,908
Fourth year	94,107	549,233
Fifth year	12,568	72,185
	$ 43,455,821	42,625,513

The aggregate amount of transaction accounts and certificates in denominations of $100,000 or mor at March 31, 2007 were $6,559,000 and $8,724,000, respectively. The aggregate amount c transaction accounts and certificates in denominations of $100,000 or more at March 31, 2006 wer $2,244,000 and $8,005,000, respectively.

Interest expense on deposits is summarized as follows:

	Years Ended March 31, 2007	2006
NOW accounts	$ 27,452	56,011
Savings accounts	76,232	82,981
Money market accounts	33,633	19,949
Certificates	1,881,508	1,145,584
	$ 2,018,825	1,304,525

(6) Advances from FHLB of Chicago

Advances from FHLB of Chicago are summarized as follows:

Maturity or Call Date	Interest Rate	March 31, 2007	2006
Daily	5.62%	$ 3,000,000	-
October 10, 2006	4.60%	-	2,000,000
October 12, 2007	3.44%	3,000,000	3,000,000
October 10, 2008	5.16%	2,000,000	-
February 13, 2008	5.10%	-	5,000,000
February 13, 2009	4.71%	5,000,000	-
November 28, 2011	4.96%	2,000,000	-
December 22, 2011	4.95%	4,000,000	-
		$ 19,000,000	10,000,000
Weighted-average rate		4.84 %	4.56 %

Floating-rate advances from FHLB of Chicago amounted to $3,000,000 and $0 at March 31, 2007 and 2006, respectively.

At March 31, 2007, advances from FHLB were secured by FHLB stock and mortgage loans of $51,855,000. At March 31, 2006, advances from FHLB were secured by FHLB stock and mortgage loans of $45,572,000.

(7) Income Taxes

The Bank used the experience method bad debt deduction for all periods covered by the financial statements. The Bank's tax bad debt reserves at March 31, 2007 and 2006 were approximately $888,000. The estimated deferred tax liability on such amount is approximately $302,000, which has not been recorded in the accompanying financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

The provision for income taxes differs from the Federal statutory corporate tax rate of 34% as follows:

	Percentage of earnings before income taxes Years Ended March 31,	
	2007	2006
Federal statutory income tax rate	34.0 %	34.0 %
Increases in tax rate:		
State taxes, net of Federal tax benefit	4.2	4.2
Other, net	1.7	1.0
Tax rate	39.9 %	39.2 %

The components of the net deferred tax liability are summarized as follows:

	March 31,	
	2007	2006
Deferred tax liabilities:		
FHLB stock dividends	$ 129,548	129,548
Deferred loan costs	6,190	7,382
Tax over book depreciation	214,631	241,132
Accrued income and expense	121,196	95,503
Total deferred tax liabilities	471,565	473,565
Deferred tax asset -		
Allowance for losses on loans	(50,700)	(50,700)
Net deferred tax liability	$ 420,865	422,865

Income tax expense is summarized as follows:

		Years Ended March 31,	
		2007	2006
Current:			
Federal	$	67,681	206,076
State		13,626	41,435
		81,307	247,511
Deferred:			
Federal		(1,000)	43,000
State		(1,000)	7,000
		(2,000)	50,000
Total income taxes	$	79,307	297,511

8) Employee Benefits

The Bank participates in an industry-wide retirement plan, which covers substantially all employees. Since this is a multiemployer plan, the plan's administrators are unable to determine the actuarial present value of benefits attributable to the Bank's participants. The unfunded pension liability of the Bank was approximately $479,000 and $612,000 at June 30, 2006 (the most recent report available) and June 30, 2005, respectively. Pension expense was $260,559 and $243,216 for the years ended March 31, 2007 and 2006, respectively.

The Bank has a defined contribution plan which covers substantially all employees. Participants may contribute up to 20% of salary, subject to Internal Revenue Code limitations. The Bank matches the employee contribution, up to 4% of salary. Participants are fully vested after four years of service. Plan expense was $24,589 and $21,482 for the years ended March 31, 2007 and 2006, respectively.

9) Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors. At March 31, 2007 and 2006, the Bank met all capital adequacy requirements. The Bank is also subject to the regulatory framework for prompt corrective action. The most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the aforementioned notifications that management believes have changed the Bank's category.

TEMPO BANK

Notes to Financial Statements

The Bank's actual and required capital amounts and ratios at March 31, 2007 are as follows:

	Actual		Minimum Required for Capital Adequacy		Minimum Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Retained earnings-tangible capital	$ 6,069	6.7%	$ 1,354	1.5%		
General valuation allowance	130					
Total capital to risk-weighted assets	$ 6,199	13.2%	$ 3,772	8.0%	$ 4,715	10.0%
Tier 1 capital to risk-weighted assets	$ 6,069	12.9%	$ 1,886	4.0%	$ 2,829	6.0%
Tier 1 capital to total assets	$ 6,069	6.7%	$ 3,611	4.0%	$ 4,514	5.0%

The Bank's actual and required capital amounts and ratios at March 31, 2006 are as follows:

	Actual		Minimum Required for Capital Adequacy		Minimum Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Retained earnings-tangible capital	$ 5,949	7.8%	$ 1,145	1.5%		
General valuation allowance	130					
Total capital to risk-weighted assets	$ 6,079	15.6%	$ 3,110	8.0%	$ 3,888	10.0%
Tier 1 capital to risk-weighted assets	$ 5,949	15.3%	$ 1,555	4.0%	$ 2,333	6.0%
Tier 1 capital to total assets	$ 5,949	7.8%	$ 3,052	4.0%	$ 3,816	5.0%

(10) Commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course c business to meet the financing needs of its customers. These financial instruments generally includ commitments to originate mortgage loans. Those instruments involve, to varying degrees, element of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank' maximum exposure to credit loss in the event of nonperformance by the borrower is represented b the contractual amount and related accrued interest receivable of those instruments. The Ban minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis Generally, collateral held by the Bank consists of a first or second mortgage on the borrower' property. There were no loan commitments outstanding at March 31, 2007. Loan commitments a March 31, 2006 to originate balloon and adjustable-rate mortgage loans and fixed-rate mortgag loans were $267,000 and $310,000, respectively.

TEMPO BANK
Notes to Financial Statements

11) Contingencies

At March 31, 2007 and 2006, there were no known pending litigation or other claims that management believes will be material to the Bank's financial position.

12) Fair Value of Financial Instruments

The carrying amount and estimated fair values of financial instruments were as follows:

		March 31, 2007		March 31, 2006	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-trading instruments and nonderivatives:					
Cash and cash equivalents	$	6,958,707	6,958,707	5,110,683	5,110,683
Stock in FHLB of Chicago		1,660,145	1,660,145	2,831,455	2,825,000
Loans receivable, net		79,920,973	80,846,000	67,092,183	67,008,000
Accrued interest receivable		317,241	317,241	271,666	271,666
Deposits		64,170,227	61,911,000	59,456,021	57,545,000
Accrued interest on deposits		244,647	244,647	189,340	189,340
Advances from FHLB	$	19,000,000	18,712,000	10,000,000	9,887,000

The following methods and assumptions were used in estimating the fair values shown below:

- Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Stock in FHLB of Chicago is valued at cost, which represents historical redemption value and approximates fair value.
- Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.
- The carrying amounts of accrued interest receivable and payable approximate fair value.
- Deposits with no defined maturities, such as NOW accounts, savings accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date.
- The fair values of certificates of deposit and advances from FHLB are computed at fixed spreads to treasury securities with similar maturities.

Off-balance sheet assets include commitments to extend credit and unused lines of credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions. As a result of the short-term nature of the outstanding commitments, the fair values of those commitments are considered immaterial to the Bank's financial condition.

(13) Subsequent Event- Reorganization and Stock Conversion

On April 3, 2007, Tempo Bank (Bank) completed its reorganization into a two-tier holding compan structure and Sugar Creek Financial Corp. (Company) completed its initial public offering. As part o the reorganization, the Bank became a capital stock savings bank and a wholly-owned subsidiary o Sugar Creek Financial Corp. (Company), which became a majority-owned subsidiary of Sugar Cree MHC (MHC). In connection with the offering, the Company sold 408,095 shares, or 45% of it common stock, to eligible depositors of the Bank, an employee stock ownership plan and member of the general public at a price of $10 per share. In addition, the Company issued 498,784 shares, o 55% of its common stock, to the MHC. Total shares issued and outstanding on April 3, 2007 wer 906,879. Net proceeds from the sale of common stock were $3,114,212 after deduction o conversion costs of $611,248, and unearned compensation of $355,490 related to shares issued t the ESOP. Net proceeds contributed to the MHC, Company and Bank were $50,000, $150,000 an $2,914,212, respectively.

The Company has exclusive voting rights with respect to any matters concerning the Bank requirin stockholder approval. Stockholders of the Company have exclusive voting rights with respect to an matters concerning the Company requiring stockholders approval. The MHC will be able to control th outcome of most matters, except voting for second-step transactions and implementation of equit incentive plans which will require approval by the stockholders, other than the MHC. In the event of liquidation of the Bank, the Company would be entitled to the assets of the Bank available fo distribution after payment of all liabilities of the Bank, including all accounts of depositors and accrue interest. Upon the liquidation of the Company, the holders of its common stock would be entitled to th assets of the Company available for distribution after payment of its liabilities. The Bank may no declare or pay a cash dividend, if the effect of such dividends would be to cause the capital of the Ban to be reduced below the aggregate amount required by federal or state law. The Company may pay dividend, if and when declared by its Board of Directors. Any dividends waived by the MHC, ar subject to approval by the OTS.

SUGAR CREEK FINANCIAL CORP.

Board of Directors of Tempo Bank and Sugar Creek Financial Corp.

Timothy W. Deien
Francis J. Eversman
Timothy P. Fleming
Daniel S. Reilly
Gary R. Schwend
Robert J. Stroh, Jr.

Executive Officers of Tempo Bank and Sugar Creek Financial Corp.

Robert J. Stroh, Jr.
Chief Executive Officer and Chief Financial Officer

Francis J. Eversman
President and Chief Operating Officer

Phyllis J. Brown
Vice President and Corporate Secretary

Securities Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, DC 20016

Independent Auditors

Michael Trokey & Company, P.C.
10411 Clayton Road, Suite 205
St. Louis, MO 63131

END